
13000444



DukeREALTY

40 YEARS OF RELIABILITY



2012 ANNUAL REPORT





FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	**2012**	2011	2010
Total revenues from continuing operations	**$ 1,109,440**	$ 1,264,679	$ 1,184,904
Net income (loss) attributable to common shareholders	**(126,145)**	31,416	(14,108)
Funds from operations - diluted	**269,985**	282,119	305,375
Core funds from operations *(see page 78)*	**282,468**	303,247	285,050
PER SHARE:			
Diluted net income (loss)	**($ 0.48)**	$ 0.11	($ 0.07)
Core FFO - diluted	**1.02**	1.15	1.15
Dividends paid	**0.68**	0.68	0.68
Core FFO payout ratio	**66.7%**	59.1%	59.1%
AT YEAR END:			
Total assets	**$ 7,560,101**	$ 7,004,437	$ 7,644,276
Total shareholders' equity	**2,591,414**	2,714,686	2,945,610

OPERATING PERFORMANCE *(including consolidated and jointly controlled properties)*


92.4%
88.1%
89.4%
90.7%
93.0%
STABILIZED OCCUPANCY


72.1%
79.4%
76.5%
68.8%
83.1%
RENEWAL PERCENTAGE


21,370
22,701
25,895
24,547
29,294
TOTAL LEASING VOLUME
(in thousands of square feet)

FINANCIAL PERFORMANCE


$1,018
$1,075
$1,185
$1,265
$1,109
TOTAL REVENUE FROM CONTINUING OPERATIONS
(in millions)


$1,100
$1,645
$1,094
$1,634
$1,088
CAPITAL GENERATED
(in millions)
Building and Land Dispositions
Unsecured Debt
Secured Debt
Preferred Stock
Common Stock


93.9%
69.1%
89.5%
87.2%
82.9%
ADJUSTED FUNDS FROM OPERATIONS (AFFO) PAYOUT RATIO
(see page 78)

Front cover photos: Baylor McKinney Professional Office Building - McKinney, Texas; Braselton 1 - Atlanta, Georgia; Millenia Lakes - Orlando, Florida



TO OUR SHAREHOLDERS,

2012 marked the 40th anniversary of Duke Realty Corporation. We began in 1972 as an industrial developer. Our first industrial park was Park 100 on the northwest side of Indianapolis which grew to be the largest industrial park in the country. In the 1970s and 1980s, we expanded to cities throughout the Midwest. We also entered the suburban office development business. We survived the difficult economic times of the early 1980s and 1990s and became a public company in 1993. At the time we went public, we had a total market capitalization of just over $600 million, operated in five cities and owned 10 million square feet of properties. In 1999 we expanded out of the Midwest through our merger with Weeks Corporation, another publicly traded real estate investment trust that owned properties across the Southeast and in Texas. An indication of the lasting impact of our business, Park 100 Buildings 1 and 2, which we developed back in 1972, are still in use today, and we still own more than 7.8 million square feet in Park 100 that is currently 93 percent leased.

We've come a long way in 40 years. Today we have a market capitalization of over $10 billion, own more than 145 million square feet of property and operate in 18 cities across the country. We also have 74 associates who have been with the company for more than 20 of our 40 years. We are proud of this long history of serving our customers and shareholders. *(See a timeline of key events in Duke Realty's 40 year history at the bottom of the pages of this annual report.)*

2012 was another notable year in Duke Realty's history. We accomplished significant operating success and made additional progress on our Asset and Capital Strategies. These strategies are increasing the shareholder value of our company, and we are pleased that our share price is reflecting this added value.

Overall the U.S. economy experienced a continued slow expansion in 2012. As a result, our business continued to improve over the previous year. Our bulk industrial and medical office businesses were the strongest performers during the year. Major retail businesses continued to grow and absorb warehouse space as consumer spending reflected an increasing level of confidence. The medical office business was also strong during 2012 as hospital systems adapted to the new reality of the Affordable Care Act. The suburban office sector held steady, but proved still to be a difficult business as high unemployment rates persisted throughout the year.

DukeREALTY
40 YEARS OF RELIABILITY

Despite relatively slow economic growth we had another strong operational year. During 2012 we signed leases for over 29 million square feet of space. This is the most space that we have leased since 2007. The bulk industrial business led the way in leasing activity. We signed nearly 25 million square feet of industrial leases, and our industrial occupancy increased for the fifth straight year. We are now 94.6 percent leased in our industrial portfolio.

Our development business also picked up significantly in 2012. We started new developments totaling $520 million during the year. This new development was 77 percent preleased in the aggregate and will have an initial stabilized yield of 7.3 percent with projected solid future rent growth. Once again the bulk industrial product led the way with $303 million of new starts. The medical office development business was also strong with $194 million of new development starts all with major healthcare systems primarily on hospital campuses.

We embarked on our Asset Strategy nearly four years ago with a goal to complete the repositioning of our portfolio by 2013. Our reasoning for this strategy was to ensure that a majority of our portfolio consisted of high-quality bulk industrial and medical office assets. Both of these product types characteristically have high occupancy levels, long-term tenants and solid same property performance. This makes the properties attractive during both periods of a rising economy and during economic downturns.

We made more good progress on our Asset Strategy during 2012. In addition to our new development starts, we acquired more than $775 million of properties during the year. The acquisitions included $514 million of medical office properties with strategic healthcare partners, including a significant entry into Central Florida, one of our target markets for medical office. We also acquired $265 million of modern bulk industrial properties located in major distribution markets around the country. We expanded our distribution footprint in Southern California, the California Central Valley, Atlanta and Chicago. As of the fourth quarter, we now have 54 percent, 30 percent and 13 percent of our property net operating income from industrial, suburban office and medical office, respectively. This compares to our 2013 goal of 60 percent, 25 percent and 15 percent.

When we initiated our Asset Strategy, we were confident that the repositioning of the portfolio would not be dilutive to Core Adjusted Funds from Operations (Core Funds from Operations less capital expenditures and certain other non-cash items). We are pleased to



1,015,740 SF built-to-suit industrial facility

say that has been the case as Core AFFO increased more than 5 percent from 2011 to 2012.

We also have in place a Capital Strategy which will solidify our investment-grade debt ratings through sound balance sheet management. During 2012 we issued common equity with net proceeds totaling $315 million. We are also pleased to report that in early January 2013, we completed a common equity offering which raised $572 million of net proceeds. The common equity proceeds were used to fund new development expenditures, pay down our line of credit and redeem higher coupon preferred shares. Use of these proceeds has been accretive to our common shareholders and has positioned us to reach substantially all of our stated Capital Strategy objectives by our targeted date of 2013.

We are also very proud of the great work our associates do in their local communities. At Duke Realty we believe it is our responsibility to make our communities better places to live and work. We support many charities through both financial contributions and personal involvement. One example of this support relates to Hurricane Sandy relief efforts. Immediately following the storm we allowed our Legacy Commerce Center in Linden, New Jersey, to be used as a staging and encampment area for relief workers from around the country who were helping to restore electricity and other utilities to affected residents. In addition, our company made a $25,000 financial commitment to the American Red Cross Hurricane Sandy relief efforts.

Once again, 2012, Duke Realty's 40th year in business, was another successful year. We made significant strategic progress and created value for our shareholders with more than a 20 percent total shareholder return. I would like to thank all our loyal associates for their hard work and significant success during the year. I'd especially like to thank our senior leadership team for their efforts at ensuring that we meet our strategic objectives and developing our talented associates into business and community leaders. I'd also like to thank our dedicated Board of Directors for their guidance and counsel and welcome our new Board member Melanie Sabelhaus. Finally, I would like to thank all of you as shareholders for your continued support of Duke Realty Corporation.



Dennis D. Oklak
Chairman and Chief Executive Officer



560 Merrimac Avenue - Middletown, Delaware

ASSET STRATEGY

1972



Duke Realty begins operations as a fully integrated design-build developer at Park 100 in Indianapolis.

1977



Duke Realty expands into Cincinnati, its first market outside of Indianapolis.

We continued to make solid progress on our asset repositioning strategy in 2012, moving closer to, and in one product sector reaching, our investment allocation goals. We are pleased to report that at year-end our investment in medical office assets exceeded 15 percent, meeting the goal we set in 2009 for completion by year-end 2013. At the same time, we made significant headway on our investment allocation targets of 60 percent for industrial assets and 25 percent for suburban office assets. At year-end, our investment in industrial properties had increased to 51 percent from 36 percent in 2009, and our investment in suburban office properties had decreased to 29 percent from 55 percent.

To reach our desired asset investment distributions, we have used a combination of acquisitions focused on selective industrial and medical office buildings, dispositions of non-strategic properties, and the development of primarily built-to-suit or substantially pre-leased facilities. Effective execution in each of these areas has enabled us to make discernible shifts in our investment composition.

Acquisitions during the year totaled $780 million. Our largest acquisition occurred in the second half of the year when we purchased a 14-building portfolio totaling 1.2 million square feet from Seavest Healthcare Properties. As a result of this acquisition and other activity, we expanded our presence in what we believe are high-growth healthcare markets. In addition, we now have a significant presence in Florida, a targeted Duke Realty healthcare market, and expanded our relationships with five different hospital systems and the Department of Veterans Affairs. The growth in our medical investments provides strong risk-adjusted yields that are immediately accretive to our Core AFFO and provide long-term rental rate growth.

We also invested in the industrial sector of our business including the addition of 4.9 million square feet of modern, well-leased warehouse/distribution buildings. We added to our existing portfolios in several key distribution markets, including Chicago, Columbus, Atlanta, and Houston, and expanded into Southern and Northern California.








600

Photo facing page: Creekside XXII – Columbus, Ohio; This page: VA Outpatient Clinic – Sunrise, Florida; Harbin Cancer Center – Rome, Georgia; 720 Center Avenue – Chicago, Illinois; 600 Spreckels Avenue – Manteca, California

1985–1989



Duke Realty adds properties in Nashville and Columbus, Ohio.

1993


DRE
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

Duke Realty completes its initial public stock offering, generating more than $310 million, and becomes a publicly traded company on the New York Stock Exchange.

Dispositions also helped shift our asset investment allocations in 2012. Our efforts focused on reducing non-core assets in our portfolio, particularly Midwest suburban office properties and land holdings no longer targeted for development. We successfully generated $153 million from our disposition activities, with proceeds redirected toward the acquisition and development of industrial and medical office properties.

After several years of limited development, demand for new construction rebounded, primarily among bulk warehouse users focused on more efficient product storage and distribution. We also saw an uptick in medical office development as healthcare providers shifted toward offering more services in outpatient facilities. In 2012, Duke Realty started $520 million in new developments, compared to a yearly average of $189 million in new development starts between 2009 and 2011.

Our 2012 development starts primarily focused on well-leased, built-to-suit projects that will help us reach our desired investment mix and cash flow growth focus. Additionally, for the first time since 2008, we began construction on three speculative buildings to ensure that we can respond to anticipated demand from existing and potential customers in the high-growth markets of Houston, Indianapolis and Southern California. All of these buildings are being built on land that we own, reducing our undeveloped inventory.

As we executed on our investment allocation strategy, we also continued to pay strict attention to the geographic distribution of our assets. We are pleased to report that in 2012 we made progress on this asset goal, reducing our Midwest portfolio to 43 percent from 54 percent at the end of 2009 and increasing our investment in western U.S. assets from 1 percent to 5 percent.

As we move into 2013, we plan to continue to execute on our asset investment and geographic strategies at attractive yields to attain our targets by the end of the year. We will maintain our disciplined approach, adding select properties through acquisition and development, and shedding assets that no longer match our investment strategy.



16501 Trojan Way – La Mirada, California


PORTFOLIO BY PRODUCT TYPE
2009
Office 55%
Industrial 36%
Retail 4%
Med. Office 5%
2012
Industrial 51%
Office 29%
Retail 4%
Med. Office 16%
Target
Industrial 60%
Office 25%
Med. Office 15%


PORTFOLIO BY REGION
2009
Midwest 54%
Southeast 25%
East 12%
West 1%
South 8%
2012
Southeast 24%
Midwest 43%
East 13%
West 5%
South 15%
Target
Southeast 30%
Midwest 40%
East 15%
West 5%
South 10%

1997



At the end of 1997, Duke Realty's assets exceed $2 billion.

1995–1997



Duke Realty continues its Midwest expansion with properties in Chicago, St. Louis and Minneapolis.

CAPITAL STRATEGY

1999



Through a combination with Weeks Realty, Duke Realty expands into the southeastern United States, adding properties in Atlanta, Raleigh, Orlando, Tampa, South Florida and Dallas.

1999



Duke Realty assets exceed $5 billion.


Crate&Barrel Outlet
The Land of Nod
Customer Parking

Previous Page: AllPoints Midwest Building 4 - Plainfield, Indiana; This page: 1860 West Jefferson - Chicago, Illinois

In 2012, our capital strategy remained focused on reducing leverage, increasing our debt-service coverage ratios and improving our credit ratings. We are satisfied with our results in this aspect of our business, particularly in our ability to maintain acceptable metrics and investment-grade ratings while improving Core AFFO and providing funding for the execution of our portfolio repositioning.

During the year, we opportunistically generated capital to fund our asset development and acquisition activities, as well as lower our financing costs while extending debt maturities. We issued two separate offerings of 10-year senior unsecured notes, both at record-low rates for our company. Our initial $300 million, 10-year senior unsecured note offering carried a coupon rate of 4.375 percent with a yield of 4.466 percent to maturity, while our subsequent $300 million, 10-year offering had a coupon rate of 3.875 percent with a yield of 3.925 percent to maturity.

We also have strategically used at-the-market (ATM) equity issuances to further our capital strategy. During 2012, we issued 22.7 million shares of common stock at an average price of $14.18 per share under this program, generating net proceeds of $315 million.

Dispositions of non-strategic properties and land also were used effectively to generate capital. In 2012, we generated $153 million in proceeds from dispositions of undeveloped land and 2.8 million square feet in non-core assets. We continue to prune flex warehouse, retail and suburban office properties from our portfolio, as well as land not strategic for the product types we intend to develop.

Another transaction we completed in 2012, as part of our long-term strategic capital plan, was the redemption of all outstanding shares of our 6.95 percent series M preferred shares. This equity redemption will reduce our ongoing preferred dividend payments by $11.7 million per year, while further improving our fixed-charge coverage ratio and leverage profile in alignment with our strategy.

Late in the year, we accessed our $850 million line of credit to complete the Seavest medical office portfolio acquisition. We ended the year with a line balance of $285 million and approximately $34 million in cash.

2000



Duke Realty's portfolio exceeds 100 million square feet.

2005



Duke Realty fine tunes its portfolio, selling a 14.1 million-square-foot flex portfolio, and raises $1 billion.







801 Seaco Court – Houston, Texas; WakeMed Raleigh Medical Park – Raleigh, North Carolina; North Fulton Medical Plaza – Roswell, Georgia

In January 2013, we completed a public offering of 41.4 million common shares, at an issue price of $14.25 which resulted in gross proceeds of $590 million and, after underwriting fees and estimated offering costs, net proceeds of approximately $572 million. A portion of the net proceeds were used to repay the outstanding borrowing on our line of credit, and the remaining proceeds primarily will be used to redeem all of our outstanding 8.375 percent series O preferred shares.

Our ability to generate capital efficiently is a direct result of our ongoing capital management activities and the relationships we've built with rating agencies, high-caliber fixed-income and equity investors and banks. Our commitment to our asset, operational and capital strategies and the steps we've taken to lower our cost of capital have enabled us to borrow efficiently and maintain our long-held investment-grade ratings from both Moody's and Standard and Poor's.

The progress we've made in our asset repositioning, operating and capital plans have contributed to the growth of our Core AFFO over the prior year. For the 12 months ending December 31, 2012, our Core AFFO per share has grown 5.1 percent over the comparable period in 2011, which is in line with the results we anticipated when we announced our asset repositioning three years ago.

Consistent with our prudent approach to capital generation, we continually monitored the markets, acting when rates were favorable and equity markets were constructive to further reduce our cost of capital and remain most competitive in the best interest of our shareholders.

We began 2013 in an excellent position for future growth. Although we have made substantial progress, our 2013 plans call for continuing to manage the components of our capital structure, moving closer to our 50 percent goal for debt plus preferred-to-gross assets as well as reaching our targets for fixed-charge coverage ratio and debt plus preferred to EBITDA. We also are focused on further improving our investment-grade ratings from our credit rating agencies and completing the reallocation of our investment portfolio.

2005



Duke Realty moves westward, adding properties in Houston and Phoenix.

2006



Through another acquisition, Duke Realty expands into Washington, D.C., adding 3.1 million square feet of properties.

OPERATIONAL STRATEGY

2006


5901

In 2006, Duke Realty adopts a port strategy and adds properties at the ports of Baltimore and Savannah.

2007

To further its strategy to grow its medical office portfolio, Duke Realty acquires Indianapolis-based Bremner Healthcare, a healthcare real estate developer.


WakeMed

Photo facing page: Lebanon Business Park Building 9 – Indianapolis, Indiana; This page: WakeMed Brier Creek – Raleigh, North Carolina

Improving cash flow and maximizing return on assets through strong portfolio occupancy, strategic new development and net operating income (NOI) growth continued to be at the core of our operational strategy in 2012. Our team of leasing and development professionals worked diligently in these areas throughout the year, generating strong lease volume and a steady stream of new construction projects structured to meet our customers' needs and provide our company a solid rate of return.

In 2012, the Duke Realty team completed more than 29 million square feet of total leasing volume in our consolidated and jointly owned properties, with 13 million square feet coming from new leases and 16 million square feet stemming from renewals. Leasing activity was particularly strong in our industrial portfolio where 83 percent of new leases and 87 percent of renewals were in this product type. We also recorded solid leasing activity with new and existing tenants in our office and medical office portfolios. The quality of our products and our best-in-class operations team were strong factors in all of our leasing accomplishments, particularly in our tenant retention rate which set a company record at 83 percent.

We ended 2012 with occupancy in our total in-service portfolio at 93 percent, surpassing our 2011 occupancy rate by 2.3 percent. In-service industrial property occupancy climbed to 94.6 percent at December 31, 2012, up from 91.9 percent at the end of 2011. Occupancy in our medical office properties was 91.3 percent and suburban office portfolio occupancy was 86.3 percent, both increases from our 2011 year-end occupancy rates of 90.1 percent and 85.4 percent, respectively.

We also were able to achieve increases in same property net operating income due to the lease up of assets and modest rental rate growth. For the 12 months ended December 31, 2012, same property net operating income for our same property portfolio grew 2.5 percent, compared to 3.2 percent in the same period in 2011. In our industrial portfolio, same property net operating income grew 3.1 percent compared to the previous 12 months, while same property net operating income in our medical office properties grew by 10.7 percent. We are pleased with our consistent NOI growth especially in light of the performance of our peers in these product types.

2007



During 2007, Duke Realty begins $1.2 billion in new developments and total assets exceed $7.6 billion.

2008



Duke Realty is awarded the contract to develop a new, 1.8 million-square-foot Department of Defense office campus in its Mark Center development in Alexandria, Virginia.


RESTORATION HARDWARE
100

100 Enterprise Parkway – West Jefferson, Ohio

Development starts in 2012 were the highest since 2007. We began 19 new projects for our portfolio totaling 5.2 million square feet, up from 1.2 million square feet in 2011. The projects in our pipeline are 73 percent pre-leased in the aggregate and include build-to-suit industrial buildings, expansions of existing buildings and medical office facilities either on-campus or affiliated with respected healthcare systems. For the first time since 2008, we also began development of three speculative properties. All of these buildings—two industrial facilities and one office property—are being built on land from our inventory and in markets where demand is outpacing availability. We also were selected for several third-party construction projects this year, raising our total construction and development starts for 2012 to $589 million.

As a result of our new development, acquisition and disposition efforts, Duke Realty's portfolio is one of the newest and highest quality in the industry based on benchmarking studies of our peers' portfolios. The average age of our medical properties is seven years, while our industrial properties' average age is 11 years and our suburban office is 14 years. Our premier portfolio has enabled us to sign long-term leases with many top-performing companies and provides us with a solid base to drive ongoing performance.

2008

Property portfolio exceeds 125 million square feet.

2010



Duke Realty acquires a 4.9 million-square-foot portfolio in South Florida, comprised primarily of industrial properties. With this acquisition, Duke Realty has a dominant position in bulk distribution facilities in Broward and Palm Beach counties.

Moving forward, we believe we are well-positioned to sustain solid operating performance. We will work to continue our strong leasing momentum in our in-service portfolio, to pursue primarily pre-leased build-to-suit development projects with solid returns, and selectively embark on speculative buildings on Duke Realty-owned land that meet our stringent criteria. Our goal remains to deliver higher returns from our operations which, in turn, will provide higher returns for our shareholders.

1700 Perimeter Park – Raleigh, North Carolina;
1800 Averill Road – Chicago, Illinois;
Hebron Building 2 – Cincinnati, Ohio;
Groveport Commerce Center Building 667 – Columbus, Ohio









2011



As part of its strategy to reduce its investment in office properties, primarily in Midwest markets, Duke Realty sells 10.2 million square feet of office space and raises $1.03 billion.

2012



Duke Realty celebrates 40 years in business and ends the year with $7.6 billion in assets. Through strategic acquisitions and development projects, Duke Realty makes significant progress on its asset investment and geographic targets, adding industrial properties in Northern and Southern California and medical office properties in Florida.

STRENGTH IN OUR VALUES

For 40 years, we have remained true to our core values of respectful, responsible, and resourceful in our efforts to be a reliable provider of commercial real estate, as well as a solid corporate citizen.

Included in Duke Realty's mission is our pledge to support initiatives that improve the communities where we live and work and employ practices that are respectful of the environment. We take these promises seriously, taking responsibility for our actions and the impact they have on others and our world.

In 2012, Duke Realty associates continued to dedicate significant amounts of time and money to causes focused on improving neighborhoods and aiding those in need. More than 45 percent of our associates used the community service days offered by Duke Realty to help on worthwhile projects, while many others supplemented that time with unpaid hours, vacation days and free time. Our volunteer activities varied, ranging from preparing and serving meals for the hungry, collecting school supplies, planting bushes and flowers at senior living facilities and making the holidays a time of joy for children across the globe.

In addition to contributing their time, Duke Realty associates donated monetarily. In 2012, associates' personal contributions, supplemented by Duke Realty's Matching Gifts and Dollars for Doers—matching programs for associates' donations of time and money—totaled more than $67,900. As a company, we support the United Way, with our associates pledging more than $355,700 to the organization in 2012.

Other causes supported by our associates in 2012 were Habitat for Humanity, the American Heart Association, Leukemia and Lymphoma Society and Breast Cancer Awareness. Many associates are also engaged in CareLink, which helps connect medical mission organizations to healthcare providers with equipment to donate. In 2012, through the teamwork of associates in Indianapolis, Atlanta and Dallas, CareLink secured all the needed hospital beds and a great deal of other medical equipment for a Women's Hospital being built in Accra, Ghana.













Our associates feel so strongly about volunteering in the community and helping those in need, that we launched an online program that gives associates an official and user-friendly way to identify volunteer needs, track their volunteer hours and request matching funds. As the use of this program increases, we anticipate that our associates will become even more involved in their communities.

Duke Realty also takes our environmental responsibilities seriously, staying attuned to our facilities' effect on our earth's resources. We continue to look for ways to operate facilities that use less energy and water and to implement programs that encourage recycling and waste reduction. From the use of new technologies to simple practices, we can help minimize the use of resources and produce less waste. Our efforts also strengthen our relationships with our tenants by keeping our operating costs in check, and enable us to comply with energy-use requirements from the federal government and municipalities.

Sustainable practices are employed in every new construction project as well—whether for our clients or our own portfolio. In many instances, we have designed and constructed LEED (Leadership in Energy and Environmental Design) certified facilities—starting or delivering six projects in 2012. As a result of our environmentally aware construction practices, in 2012, Engineering News Record ranked us #24 in its list of Top Green Contractors.

As we begin our next 40 years, service to others and a commitment to efficient facilities will remain part of who we are at Duke Realty. We believe that our attention to these matters is as important as the facilities we build in strengthening our relationships with our investors, clients and tenants.

Photos facing page: Habitat for Humanity - Dallas, Texas; United Way Day of Caring - Indianapolis, Indiana;
This page: Ronald McDonald House - Chicago, Illinois; Ronald McDonald House - Cincinnati, Ohio; American Heart Association - Indianapolis, Indiana; Relay for Life - Atlanta, Georgia

BOARD OF DIRECTORS



Thomas J. Baltimore, Jr.
Chief Executive Officer
RLJ Lodging Trust



William Cavanaugh III
Chairman Emeritus
World Association of Nuclear Operators



Alan H. Cohen
Retired Co-Founder and Chairman
The Finish Line



Ngaire E. Cuneo
Partner
Red Associates, LLC



Charles R. Eitel
Co-Founder
Eitel & Armstrong



Dr. Martin C. Jischke
President Emeritus
Purdue University



Dennis D. Oklak
Chairman and Chief Executive Officer
Duke Realty Corporation



Melanie R. Sabelhaus
Vice Chair, Board of Governors
American Red Cross



Peter M. Scott
Retired Chief Financial Officer
Progress Energy, Inc.



Jack R. Shaw
Vice President and Treasurer
The Regenstrief Foundation



Lynn C. Thurber
Non-Executive Chairman
LaSalle Investment Management



Robert J. Woodward, Jr.
Chairman
Palmer-Donavin Manufacturing Co.

LEADERSHIP TEAM

Dennis D. Oklak
Chief Executive Officer

Christie B. Kelly
Executive Vice President and Chief Financial Officer

James D. Bremner
President
Healthcare

James B. Connor
Senior Executive Vice President
Midwest Region

Denise K. Dank
Senior Vice President
Human Resources

Ann C. Dee
Senior Vice President, General Counsel and Corporate Secretary

Steven R. Kennedy
Executive Vice President
Construction

J. Samuel O'Briant
Executive Vice President
Southeast and East Regions

Paul R. Quinn
Senior Vice President, Strategic Execution Officer and Chief Information Officer

Jeffrey D. Turner
Executive Vice President
South and West Regions

SELECTED FINANCIAL DATA

The following sets forth selected financial and operating information on a historical basis for Duke Realty Corporation for each of the years in the five-year period ended December 31, 2012. The terms "we," "us" and "our" refer to Duke Realty Corporation and subsidiaries (the "Company") and those entities owned or controlled by the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" included in this annual report (in thousands, except per share amounts):

	2012	2011	2010	2009	2008
Results of Operations:					
Revenues:					
Rental and related revenue from continuing operations	**$ 834,369**	$ 742,883	$ 669,543	$ 625,410	$ 583,014
General contractor and service fee revenue	**275,071**	521,796	515,361	449,509	434,624
Total Revenues from Continuing Operations	**$ 1,109,440**	$ 1,264,679	$ 1,184,904	$ 1,074,919	$ 1,017,638
Income (loss) from continuing operations	**$ (87,786)**	$ (2,807)	$ 39,291	$ (233,425)	$ 89,529
Net income (loss) attributable to common shareholders	**$ (126,145)**	$ 31,416	$ (14,108)	$ (333,601)	$ 50,408
Per Share Data:					
Basic income (loss) per common share:					
Continuing operations	**$ (0.53)**	$ (0.27)	$ (0.18)	$ (1.48)	$ 0.19
Discontinued operations	**0.05**	0.38	0.11	(0.19)	0.14
Diluted income (loss) per common share:					
Continuing operations	**(0.53)**	(0.27)	(0.18)	(1.48)	0.19
Discontinued operations	**0.05**	0.38	0.11	(0.19)	0.14
Dividends paid per common share	**$ 0.68**	$ 0.68	$ 0.68	$ 0.76	$ 1.93
Weighted average common shares outstanding	**267,900**	252,694	238,920	201,206	146,915
Weighted average common shares and potential dilutive securities	**267,900**	259,598	238,920	201,206	154,553
Balance Sheet Data (at December 31):					
Total Assets	**$ 7,560,101**	$ 7,004,437	$ 7,644,276	$ 7,304,279	$ 7,690,883
Total Debt	**4,446,170**	3,809,589	4,207,079	3,854,032	4,276,990
Total Preferred Equity	**625,638**	793,910	904,540	1,016,625	1,016,625
Total Shareholders' Equity	**2,591,414**	2,714,686	2,945,610	2,925,345	2,844,019
Total Common Shares Outstanding	**279,423**	252,927	252,195	224,029	148,420
Other Data:					
Funds from Operations attributable to common shareholders (1)	**$ 265,204**	$ 274,616	$ 297,955	$ 142,597	$ 369,698

(1) In addition to net income (loss) computed in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we assess and measure our overall operating results based upon Funds From Operations ("FFO"), which is an industry performance measure that management believes is a useful indicator of consolidated operating performance. FFO is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust ("REIT") like Duke Realty Corporation. The National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a non-GAAP supplemental measure of REIT operating performance. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP, gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures. The most comparable GAAP measure is net income (loss) attributable to common shareholders. FFO attributable to common shareholders should not be considered as a substitute for net income (loss) attributable to common shareholders or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of NAREIT.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Management believes that the use of FFO attributable to common shareholders, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that the use of FFO as a performance measure enables investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assist them in comparing these operating results between periods or between different companies.

See reconciliation of FFO to GAAP net income (loss) attributable to common shareholders under the caption "Year in Review" under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this report, including, without limitation, those related to our future operations, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may" and similar expressions or statements regarding future periods are intended to identify forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this report or in the information incorporated by reference into this report. Some of the risks, uncertainties and other important factors that may affect future results include, among others:

- Changes in general economic and business conditions, including the financial condition of our tenants and the value of our real estate assets;
- Our continued qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;
- Heightened competition for tenants and potential decreases in property occupancy;
- Potential changes in the financial markets and interest rates;
- Volatility in our stock price and trading volume;
- Our continuing ability to raise funds on favorable terms;
- Our ability to successfully identify, acquire, develop and/or manage properties on terms that are favorable to us;
- Potential increases in real estate construction costs;
- Our ability to successfully dispose of properties on terms that are favorable to us, including, without limitation, through one or more transactions that are consistent with our previously disclosed strategic plans;
- Our ability to retain our current credit ratings;
- Inherent risks in the real estate business, including, but not limited to, tenant defaults, potential liability relating to environmental matters and liquidity of real estate investments; and
- Other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the Securities and Exchange Commission ("SEC").

Although we presently believe that the plans, expectations and results expressed in or suggested by the forward-looking statements are reasonable, all forward-looking statements are inherently subjective, uncertain and subject to change, as they involve substantial risks and uncertainties beyond our control. New factors emerge from time to time, and it is not possible for us to predict the nature, or assess the potential impact, of each new factor on our business. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any of our forward-looking statements for events or circumstances that arise after the statement is made, except as otherwise may be required by law.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. We have on file with the SEC an Annual Report on Form 10-K dated February 22, 2013 with additional risk factor information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

We are a self-administered and self-managed REIT that began operations in 1986. In 1993, in connection with a secondary offering of our common shares we contributed all of our properties and related assets and liabilities to Duke Realty Limited Partnership ("DRLP"), through which we have subsequently conducted substantially all of our operations. Concurrent with the formation of DRLP we obtained control of Duke Associates, a full-service commercial real estate firm operating in the Midwest whose operations began in 1972. As of December 31, 2012, we:

- Owned or jointly controlled 774 industrial, office, medical office and other properties, of which 755 properties with approximately 141.2 million square feet are in service and 19 properties with more than 4.4 million square feet are under development. The 755 in-service properties are comprised of 629 consolidated properties with approximately 115.6 million square feet and 126 jointly controlled properties with more than 25.6 million square feet. The 19 properties under development consist of 17 consolidated properties with approximately 3.6 million square feet and two jointly controlled properties with approximately 874,000 square feet.
- Owned, including through ownership interests in unconsolidated joint ventures, more than 4,600 acres of land and controlled an additional 1,600 acres through purchase options.

A key component of our overall strategy is to increase our investment in quality industrial properties in both existing and select new markets, expand our medical office portfolio nationally to take advantage of demographic trends and reduce our investment in suburban office properties and other non-strategic assets.

We have four reportable operating segments at December 31, 2012, the first three of which consist of the ownership and rental of (i) industrial, (ii) office and (iii) medical office real estate investments. The operations of our industrial, office and medical office properties, along with our retail properties, are collectively referred to as "Rental Operations." Our retail properties, as well as any other properties not included in our reportable segments, do not by themselves meet the quantitative thresholds for separate presentation as a reportable segment. The fourth reportable segment consists of various real estate services such as property management, asset management, maintenance, leasing, development, general contractor and construction management to third-party property owners and joint ventures, and is collectively referred to as "Service Operations." Our reportable segments offer different products or services and are managed separately because each segment requires different operating strategies and management expertise. Our Service Operations segment also includes our taxable REIT subsidiary, a legal entity through which certain of the segment's operations are conducted.

During 2012, one of the quantitative thresholds was triggered, which required our medical office property operating segment to be presented as a separate reportable segment. As such, our medical office properties are presented as a separate reportable segment for the year ended December 31, 2012, as well as for the comparative prior periods.

Operational Strategy

Our operational focus is to drive profitability by maximizing cash from operations as well as FFO through (i) maintaining and increasing property occupancy and rental rates by effectively managing our portfolio of existing properties; (ii) selectively developing new build-to-suit, substantially pre-leased and, in limited circumstances, speculative development projects; (iii) leveraging our construction expertise to act as a general contractor or construction manager on a fee basis; and (iv) providing a full line of real estate services to our tenants and to third parties.

Asset Strategy

Our asset strategy is to reposition our investment concentration among product types and further diversify our geographic presence. Our strategic objectives include (i) increasing our investment in quality industrial properties in both existing markets and select new markets; (ii) expanding our medical office portfolio nationally to take advantage of demographic trends; (iii) increasing our asset investment in markets we believe provide the best potential for future rental growth; and (iv) reducing our investment in suburban office properties located primarily in the Midwest as well as reducing our investment in other non-strategic assets. We are executing our asset strategy through a disciplined approach by identifying acquisition and development opportunities, while continually evaluating our portfolio for disposition by regularly identifying assets that no longer meet our long-term objectives.

Capital Strategy

Our capital strategy is to maintain a strong balance sheet by actively managing the components of our capital structure, in coordination with the execution of our overall operational and asset strategies. We are focused on maintaining investment grade ratings from our credit rating agencies with the ultimate goal of further improving the key metrics that formulate our credit ratings.

In support of our capital strategy, we employ an asset disposition program to sell non-strategic real estate assets, which generates proceeds that can be recycled into new property investments that better fit our growth objectives or can be used to reduce leverage and otherwise manage our capital structure.

We continue to focus on improving our balance sheet by maintaining a balanced and flexible capital structure which includes: (i) extending and sequencing the maturity dates of our outstanding debt obligations; (ii) borrowing primarily at fixed rates by targeting a variable rate component of total debt less than 20%; and (iii) issuing common equity as needed to maintain appropriate leverage parameters or support significant strategic acquisitions. With our successes to date and continued focus on maintaining a strong balance sheet, we believe we are well-positioned for future growth.

YEAR IN REVIEW

There was modest overall economic improvement in certain key macroeconomic metrics, such as the national unemployment rate and the annual growth in the gross domestic product; however, the uncertainty around the November 2012 election, unresolved debt ceiling and fiscal cliff discussions, as well as persistent economic issues in Europe continued to weigh heavily on the willingness and ability of businesses to make long-term capital commitments during 2012. Those macro-economic factors produced challenges for our industry and specifically our business but, nonetheless, we improved several of our key operating metrics such as our in-service occupancy, our total leasing activity and our tenant retention rate.

Net loss attributable to the common shareholders for the year ended December 31, 2012, was $126.1 million, or $0.48 per share (diluted), compared to net income of $31.4 million, or $0.11 per share (diluted) for the year ended December 31, 2011. The net loss position in 2012, when compared to the net income generated in 2011, was primarily the result of a 79-building suburban office portfolio sale (the "Blackstone Office Disposition") in late 2011. In addition to the significantly higher gains on sale in 2011, the Blackstone Office Disposition resulted in lower operating results during 2012, as we had a significantly lower base of income-generating assets through the first half of 2012 until the proceeds from the Blackstone Office Disposition were fully re-invested in late 2012 according to plan.

FFO attributable to common shareholders totaled $265.2 million for the year ended December 31, 2012, compared to $274.6 million for 2011. The reduction in FFO from 2011 to 2012 was primarily due to the proceeds from the Blackstone Office Disposition not being fully deployed into income-generating assets until the second half of 2012.

In addition to net income (loss) computed in accordance with GAAP, we assess and measure our overall operating results based upon FFO, which is an industry performance measure that management believes is a useful indicator of consolidated operating performance. FFO is used by industry analysts and investors as a supplemental operating performance measure of a REIT. NAREIT created FFO as a non-GAAP supplemental measure of REIT operating performance. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP, gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures. The most comparable GAAP measure is net income (loss) attributable to common shareholders. FFO attributable to common shareholders should not be considered as a substitute for net income (loss) attributable to common shareholders or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of NAREIT.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Management believes that the use of FFO attributable to common shareholders, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that the use of FFO as a performance measure enables investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assist them in comparing these operating results between periods or between different companies.

The following table shows a reconciliation of net income (loss) attributable to common shareholders to the calculation of FFO attributable to common shareholders for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

	2012	2011	2010
Net income (loss) attributable to common shareholders	**$ (126,145)**	$ 31,416	$ (14,108)
Adjustments:			
Depreciation and amortization	**379,419**	385,679	360,184
Company share of joint venture depreciation and amortization	**34,702**	33,687	34,674
Earnings from depreciable property sales—wholly owned	**(13,811)**	(169,431)	(72,716)
Earnings from depreciable property sales—share of joint venture	**(1,907)**	(91)	(2,308)
Noncontrolling interest share of adjustments	**(7,054)**	(6,644)	(7,771)
Funds From Operations attributable to common shareholders	**$ 265,204**	$ 274,616	$ 297,955

We continued to make significant progress during 2012 in executing our stated asset strategy of increasing our investment in industrial and medical office properties and reducing our investment in suburban office properties. Additionally, we continued to improve our operational metrics, which is an indication of continued execution of our operational strategy. Highlights of our 2012 strategic activities are as follows:

- During 2012, we acquired 27 medical office properties and ten industrial properties with a total combined value of $779.7 million.
- We generated $138.1 million of total net cash proceeds from the disposition of 28 wholly-owned buildings and 210 acres of wholly-owned undeveloped land.
- We had development starts of $485.2 million within our consolidated properties, which were primarily comprised of industrial and medical office properties. These 2012 development starts were 86% pre-leased.

- We increased our level of development investment during 2012 as compared to the last few years. The total estimated cost of our consolidated properties under construction was $468.8 million at December 31, 2012, with $225.2 million of such costs incurred through that date. The total estimated cost for jointly controlled properties under construction was $109.6 million at December 31, 2012, with $55.0 million of costs incurred through that date. The consolidated properties under construction are 84% pre-leased, while the jointly controlled properties under construction are 31% pre-leased.
- The occupancy level for our in-service portfolio of consolidated properties increased from 90.8% at December 31, 2011 to 92.7% at December 31, 2012. The increase in occupancy was primarily driven by leasing up vacant space, as well as our acquisition and disposition activities.
- We continued to have strong total leasing activity for our consolidated properties, with total leasing activity of 24.2 million square feet in 2012 compared to 19.7 million square feet in 2011.
- Total leasing activity for our consolidated properties in 2012 included 13.6 million square feet of renewals, which represented an 83.7% retention rate, on a square foot basis, and resulted in a 1.4% increase in net effective rents.

We executed a number of significant transactions in support of our capital strategy during 2012 and January 2013 in order to optimally sequence our unsecured debt maturities, manage our overall leverage profile, and support our acquisition and development activities in alignment with our asset strategy. Highlights of our key financing activities are as follows:

- In January 2013, we completed a public offering of 41.4 million common shares, at an issue price of $14.25 per share, resulting in gross proceeds of $590.0 million and, after underwriting fees and estimated offering costs, net proceeds of approximately $571.9 million. The net proceeds from this offering were used to repay all of the outstanding borrowings under our existing revolving credit facility, which, as the result of recent acquisitions, had an outstanding balance of $285.0 million as of December 31, 2012. The remaining proceeds will also be used to redeem all of our outstanding 8.375% Series O Cumulative Redeemable Preferred Shares ("Series O Shares"), which are redeemable as of February 22, 2013, and for general corporate purposes.
- Throughout 2012, we issued 22.7 million shares of common stock pursuant to our at the market ("ATM") equity program, generating gross proceeds of approximately $322.2 million and, after considering commissions and other costs, net proceeds of approximately $315.3 million.
- In October 2012, we repaid $50.0 million of medium term notes, which had an effective interest rate of 5.45%, at their scheduled maturity date.
- In September 2012, we issued $300.0 million of unsecured notes that bear interest at 3.875%, have an effective rate of 3.925%, and mature on October 15, 2022.
- In August 2012, we repaid $150.0 million of senior unsecured notes, which had an effective interest rate of 6.01%, at their scheduled maturity date.
- In June 2012, we issued $300.0 million of senior unsecured notes that bear interest at 4.375%, have an effective rate of 4.466%, and mature on June 15, 2022.
- In March 2012, we redeemed all of the outstanding shares of our 6.950% Series M Cumulative Redeemable Preferred Shares ("Series M Shares") at a liquidation amount of $168.3 million.
- We assumed nine secured loans in conjunction with our 2012 acquisitions. These assumed loans had a total face value of $96.1 million, a total fair value of $100.8 million and carry a weighted average stated interest rate of 5.56%. We used a weighted average estimated market rate of 3.50% in determining the fair value of these loans.
- Throughout 2012, we repaid five secured loans at their respective maturity dates totaling $102.1 million. These loans had a weighted average stated interest rate of 6.08%.

KEY PERFORMANCE INDICATORS

Our operating results depend primarily upon rental income from our Rental Operations. The following discussion highlights the areas of Rental Operations that we consider critical drivers of future revenues.

Occupancy Analysis: As previously discussed, our ability to maintain high occupancy rates is a principal driver of maintaining and increasing rental revenue from continuing operations. The following table sets forth percent leased and average net effective rent information regarding our in-service portfolio of consolidated rental properties as of December 31, 2012 and 2011, respectively (in thousands, except percentage data):

	Total Square Feet		Percent of Total Square Feet		Percent Leased*		Average Annual Net Effective Rent**	
Type	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Industrial	**94,265**	90,383	**81.6%**	81.9%	**94.3%**	92.2%	**$ 3.88**	$ 3.90
Office	**15,610**	16,228	**13.5%**	14.7%	**84.2%**	83.5%	**$ 13.35**	$ 13.25
Medical Office	**4,968**	2,862	**4.3%**	2.6%	**91.0%**	89.1%	**$ 21.67**	$ 20.60
Other	**739**	823	**0.6%**	0.8%	**88.1%**	89.3%	**$ 24.24**	$ 23.84
Total	**115,582**	110,296	**100.0%**	100.0%	**92.7%**	90.8%	**$ 5.91**	$ 5.73

* Represents the percentage of total square feet leased based on executed leases and without regard to whether the leases have commenced.

** Represents average annual base rental payments per leased square foot, on a straight-line basis for the term of each lease, from space leased to tenants at the end of the most recent reporting period. This amount excludes additional amounts paid by tenants as reimbursement for operating expenses.

The increase in occupancy at December 31, 2012 compared to December 31, 2011 is primarily driven by increased leasing activity in 2012 compared to 2011. We renewed 83.7% of our expiring leases during 2012 compared to 67.4% during 2011. Acquisitions of highly occupied properties also contributed to the improvement in overall occupancy, as we acquired properties during 2012 totaling approximately 6.7 million square feet that had average occupancy on acquisition of 94.4%.

The increase in average annual net effective rent per square foot is primarily the result of a shift in product mix, as we increased our investment in Medical Office properties, which generally earn a significantly higher rent per square foot than office and industrial properties, during 2012.

Total Leasing Activity

The initial leasing of development projects or vacant space in acquired properties is referred to as first generation lease activity. The re-leasing of space that had been previously leased is referred to as second generation lease activity. The total leasing activity for our consolidated rental properties, expressed in square feet of leases signed during the period, is as follows for the years ended December 31, 2012 and 2011, respectively (in thousands):

	2012	2011
New Leasing Activity - First Generation	**5,628**	3,597
New Leasing Activity - Second Generation	**4,911**	6,256
Renewal Leasing Activity	**13,626**	9,819
Total Leasing Activity	**24,165**	19,672

New Second Generation Leases

The following table sets forth the estimated costs of tenant improvements and leasing commissions, on a per square foot basis, that we are obligated to fulfill under the new second generation leases signed for our consolidated rental properties during the years ended December 31, 2012 and 2011, respectively (square feet data in thousands):

	Square Feet of New Second Generation Leases		Average Term in Years		Estimated Tenant Improvement Cost per Square Foot		Leasing Commissions per Square Foot	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
Industrial	**3,900**	4,512	**7.0**	5.3	**$ 2.65**	$ 2.11	**$ 1.55**	$ 1.33
Office	**972**	1,728	**6.7**	5.9	**$ 17.36**	$ 14.17	**$ 7.33**	$ 6.50
Medical Office	**39**	14	**6.6**	5.8	**$ 15.41**	$ 29.65	**$ 6.67**	$ 14.39
Other	**—**	2	**—**	3.0	**$ —**	$ —	**$ —**	$ 1.63
Total	**4,911**	6,256	**6.9**	5.4	**$ 5.66**	$ 5.50	**$ 2.73**	$ 2.79

The reduction in new second generation leases in 2012 was, in large part, correlated with the increase in the lease renewal percentage for the year, as we had less vacant space available to be re-let to new tenants.

Lease Renewals

The following table summarizes our lease renewal activity within our consolidated rental properties for the years ended December 31, 2012 and 2011, respectively (square feet data in thousands):

	Square Feet of Leases Renewed		Percent of Expiring Leases Renewed		Average Term in Years		Growth (Decline) in Net Effective Rents*		Estimated Tenant Improvement Cost per Square Foot		Leasing Commissions per Square Foot	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Industrial	**12,168**	7,875	**85.4%**	67.6%	**5.2**	3.9	**1.0%**	(4.1)%	**$ 0.42**	$ 0.78	**$ 0.80**	$ 0.76
Office	**1,431**	1,857	**73.0%**	66.0%	**4.1**	4.6	**2.2%**	(1.4)%	**$ 3.35**	$ 5.58	**$ 3.01**	$ 4.43
Medical Office	**27**	76	**39.1%**	80.0%	**6.5**	4.3	**6.1%**	9.4%	**$ 1.59**	$ 3.32	**$ 1.14**	$ 1.46
Other	**—**	11	**—%**	86.3%	**—**	4.7	**—%**	4.5%	**$ —**	$ —	**$ —**	$ 3.06
Total	**13,626**	9,819	**83.7%**	67.4%	**5.1**	4.0	**1.4%**	(2.7)%	**$ 0.73**	$ 1.71	**$ 1.03**	$ 1.46

* Represents the percentage change in net effective rent between the original leases and the renewal leases. Net effective rents represent average annual base rental payments, on a straight-line basis for the term of each lease, excluding operating expense reimbursements.

We were successful in executing renewals during 2012 across all product types and markets, with our large industrial spaces having the most impact. The most significant individual renewal leases took place in our Indianapolis, Cincinnati, Chicago and Columbus industrial markets.

Lease Expirations

Our ability to maintain and improve occupancy rates, and net effective rents, primarily depends upon our continuing ability to re-lease expiring space. The following table reflects our consolidated in-service portfolio lease expiration schedule, including square footage and annualized net effective rent for expiring leases, by property type as of December 31, 2012 (in thousands, except percentage data):

	Total Consolidated Portfolio			Industrial		Office		Medical Office		Other	
Year of Expiration	Square Feet	Ann. Rent Revenue*	% of Revenue	Square Feet	Ann. Rent Revenue*	Square Feet	Ann. Rent Revenue*	Square Feet	Ann. Rent Revenue*	Square Feet	Ann. Rent Revenue*
2013	11,812	$ 62,205	10%	10,021	$ 37,530	1,634	$22,035	141	$ 2,421	16	$ 219
2014	12,530	67,376	11%	10,675	41,985	1,658	21,812	190	3,371	7	208
2015	11,177	60,882	9%	9,333	37,423	1,760	21,665	64	1,299	20	495
2016	13,111	67,913	11%	11,251	42,267	1,600	20,387	237	4,765	23	494
2017	11,609	66,613	10%	9,821	39,427	1,392	18,401	272	5,713	124	3,072
2018	10,356	68,651	11%	8,117	30,884	1,530	20,660	496	11,644	213	5,463
2019	8,257	50,560	8%	6,671	24,063	1,154	15,629	357	8,517	75	2,351
2020	7,834	48,537	8%	6,497	25,738	868	12,996	429	8,932	40	871
2021	5,652	35,581	5%	4,685	19,538	577	6,833	360	8,503	30	707
2022	5,628	30,946	5%	4,899	16,934	270	4,644	428	8,671	31	697
2023 and Thereafter	9,227	74,776	12%	6,902	28,948	707	10,492	1,546	34,120	72	1,216
Total Leased	107,193	$ 634,040	100%	88,872	$ 344,737	13,150	$ 175,554	4,520	$ 97,956	651	$ 15,793
Total Portfolio Square Feet	115,582			94,265		15,610		4,968		739	
Percent Leased	92.7%			94.3%		84.2%		91.0%		88.1%	

* Annualized rental revenue represents average annual base rental payments, on a straight-line basis for the term of each lease, from space leased to tenants at the end of the most recent reporting period. Annualized rental revenue excludes additional amounts paid by tenants as reimbursement for operating expenses.

Information on current market rents can be difficult to obtain, is highly subjective, and is often not directly comparable between properties. Because of this, we believe the increase or decrease in net effective rent on lease renewals, as previously defined, is the most objective and meaningful relationship between rents on leases expiring in the near-term and current market rents.

Acquisition Activity

Our decision process in determining whether or not to acquire a target property or portfolio involves several factors, including expected rent growth, multiple yield metrics, property locations and expected demographic growth in each location, current occupancy of the target properties, tenant profile and remaining terms of the in-place leases in the target properties. We pursue both brokered and non-brokered acquisitions and it is difficult to predict which markets and product types may present acquisition opportunities. Because of the numerous factors considered in our acquisition decisions, we do not establish specific target yields for future acquisitions.

We acquired 37 properties during the year ended December 31, 2012 and 59 properties, in addition to other real estate-related assets, during the year ended December 31, 2011. The following table summarizes the acquisition price, percent leased at time of acquisition and in-place yields, by product type, for these acquisitions (in thousands, except percentage data):

	2012 Acquisitions			2011 Acquisitions		
Type	**Acquisition Price***	**In-Place Yield****	**Percent Leased at Acquisition Date*****	Acquisition Price*	In-Place Yield**	Percent Leased at Acquisition Date***
Industrial	**$ 265,203**	**6.6%**	**94.9%**	$ 516,251	6.6%	92.7%
Office	**—**	**—**	**—**	90,603	5.1%	66.8%
Medical Office	**514,455**	**6.5%**	**92.9%**	143,241	7.3%	98.1%
Total	**$ 779,658**	**6.5%**	**94.4%**	$ 750,095	6.5%	91.5%

* Includes real estate assets and net acquired lease-related intangible assets but excludes other acquired working capital assets and liabilities.

** In-place yields of completed acquisitions are calculated as the current annualized net rental payments from space leased to tenants at the date of acquisition, divided by the acquisition price of the acquired real estate. Annualized net rental payments are comprised of base rental payments, excluding additional amounts payable by tenants as reimbursement for operating expenses, less current annualized operating expenses not recovered through tenant reimbursements.

*** Represents percentage of total square feet leased based on executed leases and without regard to whether the leases have commenced, at the date of acquisition.

Disposition Activity

We regularly work to identify, consider and pursue opportunities to dispose of properties on an opportunistic basis and on a basis that is generally consistent with our strategic plans.

We sold 28 buildings during the year ended December 31, 2012 and 119 buildings during the year ended December 31, 2011. The following table summarizes the sales prices, in-place yields and percent leased, by product type, of these building sales (in thousands, except percentage data):

	2012 Dispositions			2011 Dispositions		
Type	**Sales Price**	**In-Place Yield***	**Percent Leased****	Sales Price	In-Place Yield*	Percent Leased**
Industrial	**$ 60,913**	**8.4%**	**79.3%**	$ 82,903	6.0%	69.4%
Office	**58,881**	**7.1%**	**79.4%**	1,546,094	8.4%	85.7%
Other	**11,400**	**9.0%**	**80.5%**	—	—	—
Total	**$ 131,194**	**7.9%**	**79.4%**	$ 1,628,997	8.2%	83.5%

* In-place yields of completed dispositions are calculated as current annualized net rental payments from space leased to tenants at the date of sale, divided by the sales price of the real estate. Annualized net rental payments are comprised of base rental payments, excluding additional amounts payable by tenants as reimbursement for operating expenses, less current annualized operating expenses not recovered through tenant reimbursements.

** Represents percentage of total square feet leased based on executed leases and without regard to whether the leases have commenced, at the date of sale.

Development

Another source of our earnings growth is our wholly-owned and joint venture development activities. We expect to generate future earnings from Rental Operations as the development properties are placed in service and leased. We increased our development activities in 2012 for industrial and medical office properties with significant pre-leasing, as well as for speculative developments, in limited circumstances, in markets that we believe will provide future growth. We believe these two product lines will be the areas of greatest future growth.

We had 4.4 million square feet of consolidated or jointly controlled properties under development with total estimated costs upon completion of $578.5 million at December 31, 2012, compared to 913,000 square feet of property under development with total estimated costs of $213.5 million at December 31, 2011. The square footage and estimated costs include both wholly-owned and joint venture development activity at 100%. The following table summarizes our properties under development as of December 31, 2012 (in thousands, except percentage data):

Ownership Type	Square Feet	Percent Leased	Total Estimated Project Costs	Total Incurred to Date	Amount Remaining to be Spent
Consolidated properties	3,572	84%	$ 468,847	$ 225,222	$ 243,625
Joint venture properties	874	31%	109,648	54,994	54,654
Total	4,446	73%	$ 578,495	$ 280,216	$ 298,279

We directly own over 3,500 acres of undeveloped land, of which we intend to develop over 2,200 acres. We believe that the land we intend to develop can support over 37.0 million square feet of primarily industrial, but also office and medical office, developments.

RESULTS OF OPERATIONS

A summary of our operating results and property statistics for each of the years in the three-year period ended December 31, 2012, is as follows (in thousands, except number of properties and per share data):

	2012	2011	2010
Rental and related revenue from continuing operations	**$ 834,369**	$ 742,883	$ 669,543
General contractor and service fee revenue	**275,071**	521,796	515,361
Operating income	**160,959**	217,984	184,567
Net income (loss) attributable to common shareholders	**(126,145)**	31,416	(14,108)
Weighted average common shares outstanding	**267,900**	252,694	238,920
Weighted average common shares and potential dilutive securities	**267,900**	259,598	238,920
Basic income (loss) per common share:			
Continuing operations	**$ (0.53)**	$ (0.27)	$ (0.18)
Discontinued operations	**$ 0.05**	$ 0.38	$ 0.11
Diluted income (loss) per common share:			
Continuing operations	**$ (0.53)**	$ (0.27)	$ (0.18)
Discontinued operations	**$ 0.05**	$ 0.38	$ 0.11
Number of in-service consolidated properties at end of year	**629**	616	669
In-service consolidated square footage at end of year	**115,582**	110,296	114,078
Number of in-service joint venture properties at end of year	**126**	126	114
In-service joint venture square footage at end of year	**25,614**	25,295	22,657

COMPARISON OF YEAR ENDED DECEMBER 31, 2012 TO YEAR ENDED DECEMBER 31, 2011

Rental and Related Revenue

The following table sets forth rental and related revenue from continuing operations by reportable segment, as well as total rental and related revenue from discontinued operations, for the years ended December 31, 2012 and 2011, respectively (in thousands):

	2012	2011
Rental and Related Revenue:		
Industrial	**$ 438,525**	$ 379,030
Office	**267,982**	272,807
Medical Office	**98,647**	57,673
Other	**29,215**	33,373
Total Rental and Related Revenue from Continuing Operations	**$ 834,369**	$ 742,883
Rental and Related Revenue from Discontinued Operations	**8,284**	194,166
Total Rental and Related Revenue from Continuing and Discontinued Operations	**$ 842,653**	$ 937,049

The primary reasons for the increase in rental revenue from continuing operations, with specific references to a particular segment when applicable, are summarized below:

- We acquired 96 properties, of which 51 were industrial and 38 were medical office, and placed eleven developments in service from January 1, 2011 to December 31, 2012, which provided incremental revenues of $91.3 million in the year ended December 31, 2012 over 2011.
- The sale of 13 office properties to an unconsolidated joint venture in the first quarter of 2011 resulted in a $10.1 million decrease in rental and related revenue from continuing operations in 2012, which partially offset the impact of newly acquired or developed properties.
- The remaining increase in rental and related revenue from continuing operations is primarily due to improved results within the properties that have been in service for all of 2011 and 2012. Higher levels of occupancy primarily drove the overall improvement within these properties, as rental rates increased modestly but did not significantly contribute to the increase in revenues from continuing operations.
- The overall shift of revenues and income from office properties to industrial and medical office properties is consistent with our continuing strategy to increase our asset concentration in industrial and medical office properties while reducing our overall investment in office properties.

The decrease in rental revenues from discontinued operations is primarily a result of the Blackstone Office Disposition that took place in December 2011.

Rental Expenses and Real Estate Taxes

The following table sets forth rental expenses and real estate taxes from continuing operations by reportable segment, as well as total rental expenses and real estate taxes from discontinued operations, for the years ended December 31, 2012 and 2011, respectively (in thousands):

	2012	2011
Rental Expenses:		
Industrial	**$ 44,309**	$ 41,362
Office	**79,467**	77,979
Medical Office	**23,026**	17,121
Other	**6,333**	8,155
Total Rental Expenses from Continuing Operations	**$ 153,135**	$ 144,617
Rental Expenses from Discontinued Operations	**2,255**	60,430
Total Rental Expenses from Continuing and Discontinued Operations	**$ 155,390**	$ 205,047
Real Estate Taxes:		
Industrial	**$ 67,041**	$ 59,353
Office	**33,059**	34,298
Medical Office	**9,689**	5,102
Other	**3,854**	3,524
Total Real Estate Tax Expense from Continuing Operations	**$ 113,643**	$ 102,277
Real Estate Tax Expense from Discontinued Operations	**1,031**	28,693
Total Real Estate Tax Expense from Continuing and Discontinued Operations	**$ 114,674**	$ 130,970

Overall, rental expenses from continuing operations increased by $8.5 million in 2012 compared to 2011. While we recognized incremental rental expenses of $9.5 million associated with the additional 96 properties acquired and eleven developments placed in service since January 1, 2011, we also sold 13 office properties to an unconsolidated joint venture in late March 2011, which resulted in a $2.8 million decrease in rental expenses from continuing operations in 2012 as compared to 2011.

Overall, real estate taxes from continuing operations increased by $11.4 million in 2012 compared to 2011. We recognized incremental real estate tax expense of $12.4 million associated with the additional 96 properties acquired and eleven developments placed in service since January 1, 2011. This increase was partially offset by a $1.6 million decrease in real estate taxes from continuing operations related to the 13 properties that were sold to an unconsolidated joint venture during the first quarter of 2011.

Service Operations

The following table sets forth the components of the Service Operations reportable segment for the years ended December 31, 2012 and 2011, respectively (in thousands):

	2012	2011
Service Operations:		
General contractor and service fee revenue	$ 275,071	$ 521,796
General contractor and other services expenses	(254,870)	(480,480)
Total	$ 20,201	$ 41,316

Service Operations primarily consist of the leasing, property management, asset management, development, construction management and general contractor services for joint venture properties and properties owned by third parties. Service Operations are heavily influenced by the current state of the economy, as leasing and property management fees are dependent upon occupancy, while construction and development services rely on the expansion of business operations of third-party property owners and joint venture partners. A significant decrease in third-party construction volume in 2012 compared to 2011, due to some significant third-party construction jobs being completed, drove the decrease in our earnings from Service Operations. In 2012, we focused more of our internal resources on the development and leasing of properties we own rather than on replacing the third-party construction contracts that were completed.

Depreciation and Amortization Expense

Depreciation and amortization expense increased from $326.2 million in 2011 to $376.0 million in 2012 primarily due to depreciation related to additions to our continuing operations asset base from acquisition activity, which have shorter depreciable lives relative to developed properties, and developments placed in service in 2011 and 2012.

Gain on Sale of Properties - Continuing Operations

We sold 18 properties during 2011 that did not meet the criteria for inclusion in discontinued operations, recognizing total gains on sale of $68.5 million.

General and Administrative Expenses

General and administrative expenses consist of two components. The first component includes general corporate expenses and the second component includes the indirect operating costs not allocated to, or absorbed by, the development or Rental Operations of our wholly-owned properties or our Service Operations. The indirect operating costs that are either allocated to, or absorbed by, the development or Rental Operations of our wholly-owned properties, or our Service Operations, are primarily comprised of employee compensation, including related costs such as benefits and wage-related taxes, but also include other ancillary costs such as travel and information technology support. Total indirect operating costs, prior to any allocation or absorption, and general corporate expenses are collectively referred to as our overall pool of overhead costs.

Those indirect costs not allocated to or absorbed by these operations are charged to general and administrative expenses. We regularly review our total overhead cost structure relative to our leasing, development and construction volume and adjust the level of total overhead, generally through changes in our level of staffing in various functional departments, as necessary in order to control overall general and administrative expense.

General and administrative expenses increased from $43.1 million in 2011 to $46.4 million in 2012. The following table sets forth the factors that led to the increase in general and administrative expenses from 2011 to 2012 (in millions):

General and administrative expenses - 2011	$	43.1
Reduction to overall pool of overhead costs (1)		(11.0)
Increased absorption of costs by wholly-owned development and leasing activities (2)		(14.7)
Reduced allocation of costs to Service Operations and Rental Operations (3)		29.0
General and administrative expenses - 2012	$	46.4

(1) We reduced our total pool of overhead costs, through staff reductions and other measures, as the result of changes in our product mix and anticipated future levels of third-party construction, leasing, management and other operational activities.

(2) We increased our focus on development of wholly-owned properties, and also significantly increased our leasing activity during 2012, which resulted in an increased absorption of overhead costs. We capitalized $30.4 million and $20.0 million of our total overhead costs to leasing and development, respectively, for consolidated properties during 2012, compared to capitalizing $25.3 million and $10.4 million of such costs, respectively, for 2011. Combined overhead costs capitalized to leasing and development totaled 31.1% and 20.6% of our overall pool of overhead costs for 2012 and 2011, respectively.

(3) The reduction in the allocation of overhead costs to Service Operations and Rental Operations resulted from reduced volumes of third-party construction projects as well as due to reducing our overall investment in office properties, which are more management intensive.

Interest Expense

Interest expense allocable to continuing operations increased from $220.5 million in 2011 to $245.2 million in 2012. We had $47.4 million of interest expense allocated to discontinued operations in 2011, associated with the properties that were disposed of during 2011, compared to the allocation of only $3.1 million of interest expense to discontinued operations for 2012. Total interest expense, combined for continuing and discontinued operations, decreased from $267.8 million in 2011 to $248.3 million in 2012. The reduction in total interest expense was primarily the result of a lower weighted average borrowing rate in 2012, due to refinancing some higher rate bonds in 2011 and 2012, as well as a slight decrease in our average level of borrowings compared to 2011. Also, due to an increase in properties under development from 2011, which met the criteria for capitalization of interest and were financed in part by common equity issuances during 2012, a $5.0 million increase in capitalized interest also contributed to the decrease in total interest expense in 2012.

Acquisition-Related Activity

During 2012, we recognized approximately $4.2 million in acquisition costs, compared to $2.3 million of such costs in 2011. The increase from 2011 to 2012 is the result of acquiring a higher volume of medical office properties, where a higher level of acquisition costs are incurred than other property types, in 2012. During 2011, we also recognized a $1.1 million gain related to the acquisition of a building from one of our 50%-owned unconsolidated joint ventures.

Discontinued Operations

Subject to certain criteria, the results of operations for properties sold during the year to unrelated parties, or classified as held-for-sale at the end of the period, are required to be classified as discontinued operations. The property specific components of earnings that are classified as discontinued operations include rental revenues, rental expenses, real estate taxes, allocated interest expense and depreciation expense, as well as the net gain or loss on the disposition of properties.

The operations of 150 buildings are currently classified as discontinued operations. These 150 buildings consist of 114 office, 30 industrial, four retail, and two medical office properties. As a result, we classified operating losses, before gain on sales, of $1.5 million, $1.8 million and $7.1 million in discontinued operations for the years ended December 31, 2012, 2011 and 2010, respectively.

Of these properties, 28 were sold during 2012, 101 properties were sold during 2011 and 19 properties were sold during 2010. The gains on disposal of these properties of $13.5 million, $100.9 million and $33.1 million for the years ended December 31, 2012, 2011 and

2010, respectively, are also reported in discontinued operations. There are two properties classified as held-for-sale and included in discontinued operations at December 31, 2012.

COMPARISON OF YEAR ENDED DECEMBER 31, 2011 TO YEAR ENDED DECEMBER 31, 2010

Rental and Related Revenue

The following table sets forth rental and related revenue from continuing operations by reportable segment, as well as total rental and related revenue from discontinued operations, for the years ended December 31, 2011 and 2010, respectively (in thousands):

	2011	2010
Rental and Related Revenue:		
Industrial	**$ 379,030**	$ 280,538
Office	**272,807**	313,712
Medical Office	**57,673**	44,287
Other	**33,373**	31,006
Total Rental and Related Revenue from Continuing Operations	**$ 742,883**	$ 669,543
Rental and Related Revenue from Discontinued Operations	**194,166**	248,024
Total Rental and Related Revenue from Continuing and Discontinued Operations	**$ 937,049**	$ 917,567

The primary reasons for the increase in rental revenue from continuing operations, with specific references to a particular segment when applicable, are summarized below:

- We acquired 108 properties, of which 87 were industrial, and placed nine developments in service from January 1, 2010 to December 31, 2011, which provided incremental revenues of $79.8 million in the year ended December 31, 2011 over 2010.
- We consolidated 106 industrial buildings as a result of acquiring our joint venture partner's 50% interest in Dugan Realty, L.L.C. ("Dugan") on July 1, 2010. The consolidation of these buildings resulted in an increase of $37.2 million in rental and related revenue for the year ended December 31, 2011, as compared to the same period in 2010.
- We sold 23 office properties to an unconsolidated joint venture in 2010 and the first quarter of 2011, resulting in a $55.2 million decrease in rental and related revenue from continuing operations in 2011.
- The remaining increase in rental and related revenues is primarily due to improved results within the properties that have been in service for all of 2010 and 2011. Although rental rates declined slightly on our lease renewals, the effect was not significant to revenues and improved occupancy drove the overall improvement within these properties.

Rental Expenses and Real Estate Taxes

The following table sets forth rental expenses and real estate taxes from continuing operations by reportable segment, as well as total rental expenses and real estate taxes from discontinued operations, for the years ended December 31, 2011 and 2010, respectively (in thousands):

	2011	2010
Rental Expenses:		
Industrial	**$ 41,362**	$ 28,033
Office	**77,979**	88,378
Medical Office	**17,121**	12,780
Other	**8,155**	5,675
Total Rental Expenses from Continuing Operations	**$ 144,617**	$ 134,866
Rental Expenses from Discontinued Operations	**60,430**	72,146
Total Rental Expenses from Continuing and Discontinued Operations	**$ 205,047**	$ 207,012
Real Estate Taxes:		
Industrial	**$ 59,353**	$ 42,303
Office	**34,298**	39,420
Medical Office	**5,102**	3,330
Other	**3,524**	3,553
Total Real Estate Tax Expense from Continuing Operations	**$ 102,277**	$ 88,606
Real Estate Tax Expense from Discontinued Operations	**28,693**	35,266
Total Real Estate Tax Expense from Continuing and Discontinued Operations	**$ 130,970**	$ 123,872

We recognized incremental rental expenses of $16.2 million associated with the additional 108 properties acquired (of which 87 were industrial) and nine developments placed in service since January 1, 2010. The July 1, 2010 consolidation of 106 industrial buildings in Dugan also resulted in a $5.3 million increase in rental expense for industrial properties. The aforementioned increases were partially offset by a decrease of $12.5 million related to 23 properties that were sold to an unconsolidated joint venture during 2010 and the first quarter of 2011.

We recognized incremental real estate taxes of $12.8 million associated with the additional 108 properties acquired and nine developments placed in service since January 1, 2010. The July 1, 2010 consolidation of 106 industrial buildings in Dugan resulted in incremental real estate taxes of $6.2 million. The aforementioned increases were partially offset by a decrease of $7.8 million related to 23 properties that were sold to an unconsolidated joint venture during 2010 and the first quarter of 2011. The remaining increases were the result of increased taxes on our properties that have been in service for all of 2010 and 2011.

Service Operations

The following table sets forth the components of the Service Operations reportable segment for the years ended December 31, 2011 and 2010, respectively (in thousands):

	2011	2010
Service Operations:		
General contractor and service fee revenue	$ 521,796	$ 515,361
General contractor and other services expenses	(480,480)	(486,865)
Total	$ 41,316	$ 28,496

The increase in earnings from Service Operations was due to increased profitability on third-party construction activities performed during 2011 compared to 2010, as overall construction volume was relatively consistent between the years.

Depreciation and Amortization Expense

Depreciation and amortization expense increased from $276.0 million in 2010 to $326.2 million in 2011 primarily as the result of acquisition activity, where depreciation expense is accelerated relative to developed properties, in 2010 and 2011.

Equity in Earnings of Unconsolidated Companies

Equity in earnings represents our ownership share of net income or loss from investments in unconsolidated companies that generally own and operate rental properties. Equity in earnings decreased from $8.0 million in 2010 to $4.6 million in 2011. The decrease was largely due to the consolidation of 106 properties upon the acquisition of our partner's 50% interest in Dugan on July 1, 2010.

Gain on Sale of Properties - Continuing Operations

Gains on sales of properties classified in continuing operations increased from $39.7 million in 2010 to $68.5 million in 2011. We sold 18 properties during 2011 that did not meet the criteria for inclusion in discontinued operations, compared to 17 of such properties in 2010. Of the properties sold in 2011 and 2010, 13 and seven properties, respectively, were sold to a 20%-owned joint venture. The combined gain on sale of these properties was $62.1 million and $31.9 million in 2011 and 2010, respectively.

Impairment Charges

Impairment charges classified in continuing operations include the impairment of undeveloped land and buildings, investments in unconsolidated subsidiaries and other real estate related assets. The increase from $9.8 million in 2010 to $12.9 million in 2011 is primarily due to the following activity:

- In 2011, we recognized $12.9 million of impairment charges related to parcels of land, which we intend to sell, where recent market activity led us to determine that a decline in fair value had occurred.

- In 2010, we sold approximately 60 acres of land, in two separate transactions, which resulted in impairment charges of $9.8 million. These sales were opportunistic in nature and we had not identified or actively marketed this land for disposition, as it was previously intended to be held for development.

General and Administrative Expenses

General and administrative expenses increased from $41.3 million in 2010 to $43.1 million in 2011. The following table sets forth the factors that led to the increase in general and administrative expenses from 2010 to 2011 (in millions):

General and administrative expenses - 2010	**$ 41.3**
Increase to overall pool of overhead costs (1)	**5.7**
Increased absorption of costs by wholly-owned development and leasing activities (2)	**(3.7)**
Increased allocation of costs to Service Operations and Rental Operations	**(0.2)**
General and administrative expenses - 2011	**$ 43.1**

(1) The increase to our overall pool of overhead costs from 2010 is largely due to increased severance pay related to overhead reductions that took place near the end of 2011.
(2) Our total leasing activity increased and we also increased wholly owned development activities from 2010. We capitalized $25.3 million and $10.4 million of our total overhead costs to leasing and development, respectively, for consolidated properties during 2011, compared to capitalizing $23.5 million and $8.5 million of such costs, respectively, for 2010. Combined overhead costs capitalized to leasing and development totaled 20.6% and 19.1% of our overall pool of overhead costs for 2011 and 2010, respectively.

Interest Expense

Interest expense from continuing operations increased from $186.4 million in 2010 to $220.5 million in 2011. The increase was primarily a result of increased average outstanding debt during 2011 compared to 2010, which was driven by our acquisition activities as well as other uses of capital. A $7.2 million decrease in the capitalization of interest costs, the result of developed properties no longer meeting the criteria for interest capitalization, also contributed to the increase in interest expense.

Gain (Loss) on Debt Transactions

There were no gains or losses on debt transactions during 2011.

During 2010, through a cash tender offer and open market transactions, we repurchased certain of our outstanding series of unsecured notes scheduled to mature in 2011 and 2013. In total, we paid $292.2 million for unsecured notes that had a face value of $279.9 million. We recognized a net loss on extinguishment of $16.3 million after considering the write-off of unamortized deferred financing costs, discounts and other accounting adjustments.

Acquisition-Related Activity

During 2011, we recognized approximately $2.3 million in acquisition costs, compared to $1.9 million of such costs in 2010. During 2011, we also recognized a $1.1 million gain related to the acquisition of a building from one of our 50%-owned unconsolidated joint ventures, compared to a $57.7 million gain in 2010 on the acquisition of our joint venture partner's 50% interest in Dugan.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Our estimates, judgments and assumptions are inherently subjective and based on the existing business and market conditions, and are therefore continually evaluated based upon available information and experience. Note 2 to the Consolidated Financial Statements includes further discussion of our significant accounting policies. Our management has assessed the accounting policies used in the preparation of our financial statements and discussed them with our Audit Committee and independent auditors. The following accounting policies are considered critical based upon materiality to the financial statements, degree of judgment involved in estimating reported amounts and sensitivity to changes in industry and economic conditions:

Accounting for Joint Ventures: We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a "VIE") and would require consolidation. We (i) evaluate the sufficiency of the total equity at risk, (ii) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (iii) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. To the extent that we (i) are the sole entity that has the power to direct the activities of the VIE and (ii) have the obligation or rights to absorb the VIE's losses or receive its benefits, then we would be determined to be the primary beneficiary of the VIE and would consolidate it. At each reporting period, we re-assess our conclusions as to which, if any, party within the VIE is considered the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess each partner's substantive participating rights to determine if the venture should be consolidated.

We have equity interests in unconsolidated joint ventures that own and operate rental properties and hold land for development. To the extent applicable, we consolidate those joint ventures that are considered to be VIE's where we are the primary beneficiary. For non-variable interest entities, we consolidate those joint ventures that we control through majority ownership interests or where we are the managing entity and our partner does not have substantive participating rights. Control is further demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the joint venture without the consent of the limited partner and inability of the limited partner to replace the general partner. We use the equity method of accounting for those joint ventures where we do not have control over operating and financial policies. Under the equity method of accounting, our investment in each joint venture is included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

To the extent that we contribute assets to a joint venture, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. To the extent that our cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in our share of equity in earnings of the joint venture. We recognize gains on the contribution or sale of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

Cost Capitalization: Direct and certain indirect costs, including interest, clearly associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property.

We capitalize interest and direct and indirect project costs associated with the initial construction of a property up to the time the property is substantially complete and ready for its intended use. We believe the completion of the building shell is the proper basis for determining substantial completion. The interest rate used to capitalize interest is based upon our average borrowing rate on existing debt.

We also capitalize direct and indirect costs, including interest costs, on vacant space during extended lease-up periods after construction of the building shell has been completed if costs are being incurred to ready the vacant space for its intended use. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized. We cease capitalization of all project costs on extended lease-up periods after the shorter of a one-year period after the completion of the building shell or when the property attains 90% occupancy. In addition, all leasing commissions paid to third parties for new leases or lease renewals are capitalized.

In assessing the amount of indirect costs to be capitalized, we first allocate payroll costs, on a department-by-department basis, among activities for which capitalization is warranted (i.e., construction, development and leasing) and those for which capitalization is not warranted (i.e., property management, maintenance, acquisitions and dispositions and general corporate functions). To the extent the employees of a department split their time between capitalizable and non-capitalizable activities, the allocations are made based on estimates of the actual amount of time spent in each activity. Once the payroll costs are allocated, the non-payroll costs of each department are allocated among the capitalizable and non-capitalizable activities in the same proportion as payroll costs.

To ensure that an appropriate amount of costs are capitalized, the amount of capitalized costs that are allocated to a specific project are limited to amounts using standards we developed. These standards consist of a percentage of the total development costs of a project and a percentage of the total gross lease amount payable under a specific lease. These standards are derived after considering the amounts that would be allocated if the personnel in the departments were working at full capacity. The use of these standards ensures that overhead costs attributable to downtime or to unsuccessful projects or leasing activities are not capitalized.

Impairment of Real Estate Assets: We evaluate our real estate assets, with the exception of those that are classified as held-for-sale, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, we compare the carrying amount of that real estate asset, or asset group, with the expected undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of that asset, or asset group. Our estimate of the expected future cash flows used in testing for impairment is based on, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, costs of tenant improvements, leasing commissions and other tenant concessions, assumptions regarding the residual value of our properties at the end of our anticipated holding period and the length of our anticipated holding period and is, therefore, subjective by nature. These assumptions could differ materially from actual results. If our strategy changes or if market conditions otherwise dictate a reduction in the holding period and an earlier sale date, an impairment loss could be recognized and such loss could be material. To the extent the carrying amount of a real estate asset, or asset group, exceeds the associated estimate of undiscounted cash flows, an impairment loss is recorded to reduce the carrying value of the asset to its fair value.

The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions. We primarily utilize the income approach to estimate the fair value of our income producing real estate assets. To the extent that the assumptions used in testing long-lived assets for impairment differ from those of a marketplace participant, the assumptions are modified in order to estimate the fair value of a real estate asset when an impairment charge is measured. In addition to determining future cash flows, which make the estimation of a real estate asset's undiscounted cash flows highly subjective, the selection of the discount rate and exit capitalization rate used in applying the income approach is also highly subjective.

To the extent applicable marketplace data is available, we generally use the market approach in estimating the fair value of undeveloped land that is determined to be impaired.

Real estate assets that are classified as held-for-sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell.

Acquisition of Real Estate Property and Related Assets: We allocate the purchase price of acquired properties to tangible and identified intangible assets based on their respective fair values, using all pertinent information available at the date of acquisition. The allocation to tangible assets (buildings, tenant improvements and land) is based upon management's determination of the value of the property as if it were vacant. This "as-if vacant" value is estimated using an income, or discounted cash flow, approach that relies upon internally determined assumptions that we believe are consistent with current market conditions for similar properties. The most important assumptions in determining the allocation of the purchase price to tangible assets are the exit capitalization rate, discount rate, estimated market rents, and hypothetical expected lease-up periods. The purchase price of real estate assets is also allocated to intangible assets consisting of the above or below market component of in-place leases and the value of in-place leases.

- The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be received pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be received using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in deferred leasing and other costs in the balance sheet and below market leases are included in other liabilities in the balance sheet; both are amortized to rental income over the remaining terms of the respective leases.
- Factors considered in determining the value allocable to in-place leases include estimates, during hypothetical expected lease-up periods, of space that is actually leased at the time of acquisition, of lost rent at market rates, fixed operating costs that will be recovered from tenants, and theoretical leasing commissions required to execute similar leases. These intangible assets are included in deferred leasing and other costs in the balance sheet and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

We record assets acquired in step acquisitions at their full fair value and record a gain or loss for the difference between the fair value and the carrying value of our existing equity interest. Additionally, contingencies arising from a business combination are recorded at fair value if the acquisition date fair value can be determined during the measurement period.

Valuation of Receivables: We are subject to tenant defaults and bankruptcies that could affect the collection of rent due under leases or of outstanding receivables. In order to mitigate these risks, we perform credit reviews and analyses on major existing tenants and prospective tenants before leases are executed. We have established the following procedures and policies to evaluate the collectability of outstanding receivables and record allowances:

- We maintain a tenant "watch list" containing a list of significant tenants for which the payment of receivables and future rent may be at risk. Various factors such as late rent payments, lease or debt instrument defaults, and indications of a deteriorating financial position are considered when determining whether to include a tenant on the watch list.
- As a matter of policy, we reserve the entire receivable balance, including straight-line rent, of any tenant with an amount outstanding over 90 days.
- Straight-line rent receivables for any tenant on the watch list or any other tenant identified as a potential long-term risk, regardless of the status of current rent receivables, are reviewed and reserved as necessary.

Construction Contracts: We recognize income on construction contracts where we serve as a general contractor on the percentage of completion method. Using this method, profits are recorded on the basis of our estimates of the overall profit and percentage of completion of individual contracts. A portion of the estimated profits is recognized based upon our estimates of the percentage of completion of the construction contract. To the extent that a fixed-price contract is estimated to result in a loss, the loss is recorded immediately. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract's term. This revenue recognition method involves inherent risks relating to profit and cost estimates with those risks reduced through approval and monitoring processes.

With regard to critical accounting policies, management has discussed the following with the Audit Committee:

- Criteria for identifying and selecting our critical accounting policies;
- Methodology in applying our critical accounting policies; and
- Impact of the critical accounting policies on our financial statements.

The Audit Committee has reviewed the critical accounting policies identified by management.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

We expect to meet our short-term liquidity requirements over the next twelve months, including payments of dividends and distributions as well as the capital expenditures needed to maintain our current real estate assets, primarily through working capital, net cash provided by operating activities and proceeds received from real estate dispositions. At December 31, 2012 we held $33.9 million of cash and we had $285.0 million of outstanding borrowings on the DRLP $850.0 million unsecured line of credit.

In addition to our existing sources of liquidity, we expect to meet long-term liquidity requirements, such as scheduled mortgage and unsecured debt maturities, property acquisitions, financing of development activities and other capital improvements, through multiple sources of capital including operating cash flow, proceeds from property dispositions and accessing the public debt and equity markets.

In January 2013, we completed a public offering of 41.4 million common shares, at an issue price of $14.25 per share, resulting in gross proceeds of $590.0 million and, after underwriting fees and estimated offering costs, net proceeds of approximately $571.9 million. A portion of the net proceeds from this offering were used to repay all of the outstanding borrowings under our existing revolving credit facility, which had an outstanding balance of $285.0 million as of December 31, 2012, and the remaining proceeds will be used to redeem all of our outstanding Series O Shares, which are redeemable as of February 22, 2013, and for general corporate purposes.

Rental Operations

Cash flows from Rental Operations is our primary source of liquidity and provides a stable cash flow to fund operational expenses. We believe that this cash-based revenue stream is substantially aligned with revenue recognition (except for periodic straight-line rental income accruals and amortization of above or below market rents) as cash receipts from the leasing of rental properties are generally received in advance of, or a short time following, the actual revenue recognition.

We are subject to a number of risks related to general economic conditions, including reduced occupancy, tenant defaults and bankruptcies and potential reduction in rental rates upon renewal or re-letting of properties, any of which would result in reduced cash flow from operations.

Unsecured Debt and Equity Securities

Our unsecured line of credit as of December 31, 2012 is described as follows (in thousands):

Description		Borrowing Capacity	Maturity Date		Outstanding Balance at December 31, 2012
Unsecured Line of Credit - DRLP	$	850,000	December 2015	$	285,000

All amounts that were outstanding on the line of credit at December 31, 2012 were repaid in January 2013 with proceeds from the equity offering.

The DRLP unsecured line of credit has a borrowing capacity of $850.0 million with the interest rate on borrowings of LIBOR plus 1.25% (equal to 1.47% for borrowings as of December 31, 2012) and a maturity date of December 2015. Subject to certain conditions, the terms also include an option to increase the facility by up to an additional $400.0 million, for a total of up to $1.25 billion. This line of credit provides us with an option to obtain borrowings from financial institutions that participate in the line at rates that may be lower than the stated interest rate, subject to certain restrictions.

This line of credit contains financial covenants that require us to meet certain financial ratios and defined levels of performance, including those related to fixed charge coverage, unsecured interest expense coverage and debt-to-asset value (with asset value being defined in the DRLP unsecured line of credit agreement). As of December 31, 2012, we were in compliance with all covenants under this line of credit.

At December 31, 2012, we had on file with the SEC an automatic shelf registration statement on Form S-3 relating to the offer and sale, from time to time, of an indeterminate amount of DRLP's debt securities (including guarantees thereof) and the Company's common shares, preferred shares and other securities. From time to time, we expect to issue additional securities under this automatic shelf registration statement to fund the repayment of long-term debt upon maturity and for other general corporate purposes.

On February 11, 2010, we entered into an at the market equity program that allowed us to issue new common shares, from time to time, with an aggregate offering price of up to $150.0 million. We fully utilized this program during the first three months of 2012, issuing approximately 10.8 million common shares, resulting in gross proceeds of $150.0 million. We paid approximately $3.0 million in commissions related to the sales of these common shares and, after considering those commissions and other costs, generated net proceeds of approximately $147.0 million from the offerings.

On May 7, 2012, we entered into a new at the market equity program that allows us to issue new common shares, from time to time, with an aggregate offering price of up to $200.0 million. Through December 31, 2012, we issued approximately 11.9 million common shares under this program, resulting in gross proceeds of approximately $172.2 million. We paid approximately $3.4 million in commissions related to the sales of these common shares and, after considering those commissions and other costs, generated net proceeds of approximately $168.3 million from the offerings.

The indentures (and related supplemental indentures) governing our outstanding series of notes also require us to comply with financial ratios and other covenants regarding our operations. We were in compliance with all such covenants as of December 31, 2012.

Sale of Real Estate Assets

We regularly work to identify, consider and pursue opportunities to dispose of non-strategic properties on an opportunistic basis and on a basis that is generally consistent with our strategic plans. Our ability to dispose of such properties on favorable terms, or at all, is dependent upon a number of factors including the availability of credit to potential buyers to purchase properties at prices that we consider acceptable. Although we believe that we have demonstrated our ability to generate significant liquidity through the disposition of non-strategic properties, potential future adverse changes to general market and economic conditions could negatively impact our further ability to dispose of such properties.

Transactions with Unconsolidated Entities

Transactions with unconsolidated partnerships and joint ventures also provide a source of liquidity. From time to time we will sell properties to unconsolidated entities, while retaining a continuing interest in that entity, and receive proceeds commensurate to those interests that we do not own. Additionally, unconsolidated entities will from time to time obtain debt financing and will distribute to us, and our joint venture partners, all or a portion of the proceeds from such debt financing.

Uses of Liquidity

Our principal uses of liquidity include the following:

- property investment;
- leasing/capital costs;
- dividends and distributions to shareholders and unitholders;
- long-term debt maturities;
- opportunistic repurchases of outstanding debt and preferred stock; and
- other contractual obligations.

Property Investment

We continue to pursue an asset repositioning strategy that involves increasing our investment concentration in industrial and medical office properties while reducing our investment concentration in suburban office properties. Pursuant to this strategy, we evaluate development and acquisition opportunities based upon market outlook, including general economic conditions, supply and long-term growth potential. Our ability to make future property investments, along with being dependent upon identifying suitable acquisition and development opportunities, is also dependent upon our continued access to our longer-term sources of liquidity, including issuances of debt or equity securities as well as generating cash flow by disposing of selected properties.

Leasing/Capital Costs

Tenant improvements and leasing commissions related to the initial leasing of newly completed or vacant space in acquired properties are referred to as first generation expenditures. Such expenditures are included within development of real estate investments and other deferred leasing costs in our Consolidated Statements of Cash Flows.

Tenant improvements and leasing costs to re-let rental space that had been previously under lease to tenants are referred to as second generation expenditures. Building improvements that are not specific to any tenant but serve to improve integral components of our real estate properties are also second generation expenditures.

One of our principal uses of our liquidity is to fund the second generation leasing/capital expenditures of our real estate investments. As illustrated in the tables below, we have significantly reduced such expenditures in 2012 as a direct result of repositioning our investment concentration in office properties in accordance with our asset strategy.

The following is a summary of our second generation capital expenditures by type of expenditure (in thousands):

	2012	2011	2010
Second generation tenant improvements	**$ 26,643**	$ 50,079	$ 36,676
Second generation leasing costs	**31,059**	38,130	39,090
Building improvements	**6,182**	11,055	12,957
Totals	**$ 63,884**	$ 99,264	$ 88,723

The following is a summary of our second generation capital expenditures by reportable operating segment (in thousands):

	2012	2011	2010
Industrial	**$ 33,095**	$ 34,872	$ 23,271
Office	**30,092**	63,933	65,203
Medical Office	**641**	410	183
Non-reportable Rental Operations segments	**56**	49	66
Total	**$ 63,884**	$ 99,264	$ 88,723

Both our first and second generation expenditures vary significantly between leases on a per square foot basis, dependent upon several factors including the product type, the nature of a tenant's operations, the specific physical characteristics of each individual property as well as the market in which the property is located. Second generation expenditures related to the 79 suburban office buildings that were sold in the Blackstone Office Disposition in December 2011 totaled $26.2 million in 2011 and $20.2 million in 2010.

Dividends and Distributions

We are required to meet the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"), in order to maintain our REIT status. Because depreciation is a non-cash expense, cash flow will typically be greater than operating income. We paid dividends of $0.68 per common share for each of the years ended December 31, 2012, 2011 and 2010. We expect to continue to distribute at least an amount equal to our taxable earnings, to meet the requirements to maintain our REIT status, and additional amounts as determined by our board of directors. Distributions are declared at the discretion of our board of directors and are subject to actual cash available for distribution, our financial condition, capital requirements and such other factors as our board of directors deems relevant.

At December 31, 2012 we had four series of preferred stock outstanding. The annual dividend rates on our preferred shares range between 6.5% and 8.375% and are paid in arrears quarterly. In January 2013, we called for redemption all of our outstanding Series O Shares. The redemption date is February 22, 2013 and the cash redemption price is $178.0 million. As a result of this redemption, we will reduce our future quarterly dividend commitments by $3.7 million.

In March 2012, we redeemed all of our Series M Shares for a total payment of $168.3 million, thus reducing our future quarterly dividend commitments by $2.9 million.

In July 2011, we redeemed all of our 7.25% Series N Cumulative Redeemable Preferred Shares ("Series N Shares") for a total payment of $108.6 million, thus reducing our future quarterly dividend commitments by $2.0 million.

Debt Maturities

Debt outstanding at December 31, 2012 had a face value totaling $4.4 billion with a weighted average interest rate of 5.86% and with maturity dates ranging between 2013 and 2028. Of this total amount, we had $3.0 billion of unsecured debt, $1.2 billion of secured debt and $285.0 million outstanding on the DRLP unsecured line of credit at December 31, 2012. Scheduled principal amortization and maturities of such debt totaled $360.4 million for the year ended December 31, 2012.

The following is a summary of the scheduled future amortization and maturities of our indebtedness at December 31, 2012 (in thousands, except percentage data):

Year	Future Repayments			Weighted Average
	Scheduled Amortization	Maturities	Total	Interest Rate of Future Repayments
2013	$ 17,921	$ 529,811	$ 547,732	6.24%
2014	16,659	314,904	331,563	6.14%
2015	14,999	664,946	679,945	4.53%
2016	12,591	532,249	544,840	6.09%
2017	10,100	556,511	566,611	5.90%
2018	7,937	300,000	307,937	6.08%
2019	6,936	518,438	525,374	7.97%
2020	5,381	250,000	255,381	6.73%
2021	3,416	9,047	12,463	5.59%
2022	3,611	600,000	603,611	4.20%
2023	3,817	—	3,817	5.60%
Thereafter	10,361	50,000	60,361	7.02%
	$ 113,729	$ 4,325,906	$ 4,439,635	5.86%

We anticipate generating capital to fund our debt maturities by using undistributed cash generated from our Rental Operations and property dispositions, and by raising additional capital from future debt or equity transactions, such as our January 2013 common offering.

Repurchases of Outstanding Debt and Preferred Stock

We paid $168.3 million in March 2012 to redeem our Series M Shares at par value.

In January 2013, we called for redemption all 711,820 of our outstanding Series O Shares. The redemption date is February 22, 2013 and the cash redemption price for the Series O Shares is $178.0 million, or $250.00 per share.

To the extent that it supports our overall capital strategy, we may purchase certain of our outstanding unsecured debt prior to its stated maturity or redeem or repurchase certain of our outstanding series of preferred stock.

Guarantee Obligations

We are subject to various guarantee obligations in the normal course of business and, in most cases, do not anticipate these obligations to result in significant cash payments.

We are, however, subject to a joint and several guarantee of the loan agreement of the 3630 Peachtree joint venture. A contingent liability in the amount of $17.3 million, which represents our maximum remaining future exposure under the guarantee, is included within other liabilities in our Consolidated Balance Sheet as of December 31, 2012 based on the probability of us being required to pay this obligation to the lender.

HISTORICAL CASH FLOWS

Cash and cash equivalents were $33.9 million and $213.8 million at December 31, 2012 and 2011, respectively. The following highlights significant changes in net cash associated with our operating, investing and financing activities (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net Cash Provided by Operating Activities	**$ 299,157**	$ 337,537	$ 391,156
Net Cash Provided by (Used for) Investing Activities	**(967,616)**	750,935	(288,790)
Net Cash Provided by (Used for) Financing Activities	**488,539**	(893,047)	(231,304)

Operating Activities

Cash flows from operating activities provide the cash necessary to meet normal operational requirements of our Rental Operations and Service Operations activities. The receipt of rental income from Rental Operations continues to provide the primary source of our revenues and operating cash flows.

The decrease in cash flows from operations from 2011 to 2012, noted in the table above, was primarily due to the overall reduction in rental revenues from discontinued operations, which was driven by the disposition of a significant portion of our office properties in December 2011. This overall change in product mix correspondingly drove a $35.4 million decrease in cash outflows for second generation capital expenditures (classified within investing activities) during 2012.

The decrease in net cash provided by operating activities from 2010 to 2011 is, in large part, due to a $10.9 million increase in cash outflows from third-party construction contracts as well as a $14.7 million increase in cash paid for interest. Our third-party construction activities were profitable, in the aggregate, during 2011 and the net cash outflows during the year were the result of the timing of cash receipts and payments.

Investing Activities

Investing activities are one of the primary uses of our liquidity. Development and acquisition activities typically generate additional rental revenues and provide cash flows for operational requirements. Highlights of significant cash sources and uses are as follows:

- Real estate development costs totaled $264.8 million for the year ended December 31, 2012, compared to $162.1 million and $119.4 million for the years ended December 31, 2011 and 2010, respectively. We have increased our development activities in 2012 for industrial and medical office properties.
- During 2012, we paid cash of $665.5 million for real estate acquisitions, compared to $544.8 million in 2011 and $488.5 million in 2010. In addition, we paid cash of $64.9 million for undeveloped land in 2012, compared to $14.1 million in 2011 and $14.4 million in 2010. The increase in land acquisitions in 2012 is the result of land acquired for specific development projects that commenced shortly after acquisition.
- Sales of land and depreciated property provided $138.1 million in net proceeds in 2012, compared to $1.57 billion in 2011 and $499.5 million in 2010.
- We received capital distributions (as a result of the sale of properties or refinancing) from unconsolidated subsidiaries of $5.2 million in 2012, $59.3 million in 2011 and $22.1 million in 2010.
- During 2012, we contributed or advanced $28.5 million to fund development activities within unconsolidated companies, compared to $34.6 million in 2011 and $53.2 million in 2010.

Financing Activities

The following items highlight significant capital transactions:

- Throughout 2012, we issued 22.7 million shares of common stock for net proceeds of $315.3 million. We had no common stock issuances in 2011. In June 2010, we issued 26.5 million shares of common stock for net proceeds of $298.1 million.
- In March 2012, we redeemed all of the outstanding shares of our Series M Shares for a total payment of $168.3 million. In July 2011, we redeemed all of the outstanding shares of our Series N Shares for a total payment of $108.6 million.
- Throughout 2011 and 2010, we completed open market repurchases of approximately 80,000 shares and 4.5 million shares, respectively, of our Series O Shares. We paid $2.1 million in 2011 for shares that had a face value of $2.0 million, compared to $118.8 million in 2010 for shares that had a face value of $112.1 million.
- In September 2012, we issued $300.0 million of senior unsecured notes that bear interest at 3.875% and mature on October 15, 2022. In June 2012, we issued $300.0 million of senior unsecured notes that bear interest at 4.375% and mature on

June 15, 2022. We had no senior unsecured note issuances in 2011. In April 2010, we issued $250.0 million of senior unsecured notes that bear interest at an effective rate of 6.75% and mature in March 2020.

- In October 2012, we repaid $50.0 million of medium term notes, which had an effective interest rate of 5.45%, at their scheduled maturity date. In August 2012, we repaid $150.0 million of senior unsecured notes, which had an effective interest rate of 6.01%, at their scheduled maturity date. In July 2012, one of our consolidated subsidiaries repaid $21.0 million of variable rate unsecured debt, which bore interest at a rate of LIBOR plus 0.85%, at its scheduled maturity. In December 2011, we repaid the remaining $167.6 million of our 3.75% Exchangeable Notes, which had an effective interest rate of 5.62%, at their scheduled maturity date. In August and March 2011, we also repaid $122.5 million and $42.5 million, respectively, of unsecured notes with an effective rate of 5.69% and 6.96%, respectively, at their scheduled maturity dates. In January 2010, we repaid $99.8 million of senior unsecured notes with an effective interest rate of 5.37% at their scheduled maturity date.
- During 2010, through a cash tender offer and open market transactions, we repurchased certain of our outstanding series of unsecured notes scheduled to mature in 2011 and 2013. In total, we paid $292.2 million for unsecured notes that had a face value of $279.9 million.
- Throughout the year ended December 31, 2012, we repaid five secured loans totaling $102.1 million, which had a weighted average stated interest rate of 6.08%, at their maturity dates. This compares to payoffs of $12.8 million in 2011, comprised of four individually insignificant secured loans, and $195.4 million in 2010, which was secured debt that we assumed upon the July 2010 acquisition of our joint venture partner's 50% interest in Dugan.
- We increased net borrowings on DRLP's $850.0 million line of credit by $285.0 million for the year ended December 31, 2012, compared to a decrease of $175.0 million in 2011 and an increase of $175.0 million in 2010.
- We paid cash dividends of $0.68 per common share in each of the years ended December 31, 2012, 2011 and 2010.

CREDIT RATINGS

We are currently assigned investment grade corporate credit ratings on our senior unsecured notes from Moody's Investors Service and Standard and Poor's Ratings Group. Our senior unsecured notes have been assigned ratings of BBB- and Baa2 by Standard and Poor's Ratings Group and Moody's Investors Service, respectively.

Our preferred shares carry ratings of BB and Baa3 from Standard and Poor's Ratings Group and Moody's Investors Service, respectively.

The ratings of our senior unsecured notes and preferred shares could change based upon, among other things, the impact that prevailing economic conditions may have on our results of operations and financial condition.

FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. In order to reduce the volatility relating to interest rate risk, we may enter into interest rate hedging arrangements from time to time. We do not utilize derivative financial instruments for trading or speculative purposes.

OFF BALANCE SHEET ARRANGEMENTS

Investments in Unconsolidated Companies

We have equity interests in unconsolidated partnerships and limited liability companies that primarily own and operate rental properties and hold land for development. These unconsolidated joint ventures are primarily engaged in the operations and development of industrial, office and medical office real estate properties. The equity method of accounting (see Critical Accounting Policies) is used for these investments in which we have the ability to exercise significant influence, but not control, over operating and financial policies. As a result, the assets and liabilities of these entities are not included on our balance sheet.

Our investments in and advances to unconsolidated subsidiaries represent approximately 5% of our total assets as of December 31, 2012 and 2011, respectively. We believe that these investments provide several benefits to us, including increased market share, tenant and property diversification and an additional source of capital to fund real estate projects.

The following table presents summarized financial information for unconsolidated companies for the years ended December 31, 2012 and 2011, respectively (in thousands, except percentage data):

	Joint Ventures	
	2012	2011
Land, buildings and tenant improvements, net	**$ 1,991,823**	$ 2,051,412
Construction in progress	**61,663**	12,208
Undeveloped land	**175,143**	177,742
Other assets	**289,173**	309,409
	$ 2,517,802	$ 2,550,771
Indebtedness	**$ 1,314,502**	$ 1,317,554
Other liabilities	**70,519**	71,241
	1,385,021	1,388,795
Owners' equity	**1,132,781**	1,161,976
	$ 2,517,802	$ 2,550,771
Rental revenue	**$ 291,534**	$ 272,937
Gain on sale of properties	**$ 6,792**	$ 2,304
Net income	**$ 3,125**	$ 10,709
Total square feet	**26,487**	25,569
Percent leased*	**92.15%**	90.42%

* Represents the percentage of total square feet leased based on executed leases and without regard to whether the leases have commenced.

We do not have any relationships with unconsolidated entities or financial partnerships ("special purpose entities") that have been established solely for the purpose of facilitating off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

At December 31, 2012, we were subject to certain contractual payment obligations as described in the following table:

	Payments due by Period (in thousands)						
Contractual Obligations	**Total**	**2013**	**2014**	**2015**	**2016**	**2017**	**Thereafter**
Long-term debt (1)	$ 5,370,074	$ 777,490	$ 552,693	$ 582,411	$ 710,802	$ 692,959	$ 2,053,719
Line of credit (2)	303,597	6,365	6,365	290,867	—	—	—
Share of unconsolidated joint ventures' debt (3)	484,823	136,231	64,963	90,999	23,801	106,059	62,770
Ground leases	206,487	3,692	3,769	3,788	3,814	3,835	187,589
Operating leases	10,174	2,638	2,667	1,858	1,720	699	592
Development and construction backlog costs (4)	309,239	301,425	7,814	—	—	—	—
Other	1,807	514	394	397	401	101	—
Total Contractual Obligations	**$ 6,686,201**	**$ 1,228,355**	**$ 638,665**	**$ 970,320**	**$ 740,538**	**$ 803,653**	**$ 2,304,670**

(1) Our long-term debt consists of both secured and unsecured debt and includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rates as of December 31, 2012.
(2) Our unsecured line of credit consists of an operating line of credit that matures December 2015. Interest expense for our unsecured line of credit was calculated using the most recent stated interest rate that was in effect.
(3) Our share of unconsolidated joint venture debt includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2012.
(4) Represents estimated remaining costs on the completion of owned development projects and third-party construction projects.

RELATED PARTY TRANSACTIONS

We provide property and asset management, leasing, construction and other tenant related services to unconsolidated companies in which we have equity interests. For the years ended December 31, 2012, 2011 and 2010, respectively, we earned management fees of $11.0 million, $10.1 million and $7.6 million, leasing fees of $3.4 million, $4.4 million and $2.7 million and construction and development fees of $4.7 million, $6.7 million and $10.3 million from these companies, prior to elimination. We recorded these fees based on contractual terms that approximate market rates for these types of services, and we have eliminated our ownership percentages of these fees in the consolidated financial statements.

COMMITMENTS AND CONTINGENCIES

We have guaranteed the repayment of $83.8 million of economic development bonds issued by various municipalities in connection with certain commercial developments. We will be required to make payments under our guarantees to the extent that incremental taxes from specified developments are not sufficient to pay the bond debt service. Management does not believe that it is probable that we will be required to make any significant payments in satisfaction of these guarantees.

We also have guaranteed the repayment of secured and unsecured loans of five of our unconsolidated subsidiaries. At December 31, 2012, the maximum guarantee exposure for these loans was approximately $247.1 million. Included in our total guarantee exposure is a joint and several guarantee of the loan agreement of the 3630 Peachtree joint venture, which had a carrying amount of $17.3 million on the balance sheet at December 31, 2012.

We lease certain land positions with terms extending to October 2105, with a total obligation of $206.5 million. No payments on these ground leases, which are classified as operating leases, are material in any individual year.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect our consolidated financial statements or results of operations.

We own certain parcels of land that are subject to special property tax assessments levied by quasi municipal entities. To the extent that such special assessments are fixed and determinable, the discounted value of the full assessment is recorded as a liability. We have $12.5 million of such special assessment liabilities, which are included within other liabilities on our consolidated balance sheet as of December 31, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to interest rate changes primarily as a result of our line of credit and long-term borrowings. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates. We do not enter into derivative or interest rate transactions for speculative purposes. We have two outstanding swaps, which fix the rates on two of our variable rate loans and are not significant to our Financial Statements at December 31, 2012.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts (in thousands) of the expected annual maturities, weighted average interest rates for the average debt outstanding in the specified period, fair values (in thousands) and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Fixed rate secured debt	$ 119,549	$ 78,186	$ 142,056	$ 391,794	$ 102,017	$ 309,404	$ 1,143,006	$ 1,251,477
Weighted average interest rate	5.72%	5.63%	5.42%	5.85%	5.96%	7.43%		
Variable rate secured debt	$ 1,218	$ 1,285	$ 663	$ 676	$ 12,071	$ 2,499	$ 18,412	$ 18,386
Weighted average interest rate	1.20%	1.18%	2.06%	2.09%	3.51%	0.20%		
Fixed rate unsecured debt	$ 426,965	$ 252,092	$ 252,226	$ 152,370	$ 452,523	$ 1,457,041	$ 2,993,217	$ 3,336,386
Weighted average interest rate	6.40%	6.33%	7.49%	6.71%	5.95%	5.86%		
Unsecured line of credit	$ —	$ —	$ 285,000	$ —	$ —	$ —	$ 285,000	$ 285,632
Rate at December 31, 2012	N/A	N/A	1.47%	N/A	N/A	N/A		

As the table incorporates only those exposures that exist as of December 31, 2012, it does not consider those exposures or positions that could arise after that date. As a result, the ultimate impact of interest rate fluctuations will depend on future exposures that arise, our hedging strategies at that time to the extent we are party to interest rate derivatives, and interest rates. Interest expense on our unsecured line of credit will be affected by fluctuations in LIBOR indices as well as changes in our credit rating. The interest rate at such point in the future as we may renew, extend or replace our unsecured line of credit will be heavily dependent upon the state of the credit environment.

At December 31, 2012, the face value of our unsecured debt was $3.0 billion and we estimated the fair value of that unsecured debt to be $3.3 billion. At December 31, 2011, the face value of our unsecured notes was $2.6 billion and our estimate of the fair value of that debt was $2.8 billion.

MANAGEMENT'S REPORT ON INTERNAL CONTROL

We, as management of Duke Realty Corporation and its subsidiaries ("Duke Realty"), are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2012 based on the control criteria established in a report entitled Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on these criteria.

The independent registered public accounting firm of KPMG LLP, as auditors of Duke Realty's consolidated financial statements, has also issued an audit report on Duke Realty's internal control over financial reporting.



Dennis D. Oklak
Chairman and Chief Executive Officer



Christie B. Kelly
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Directors of
Duke Realty Corporation:

We have audited the accompanying consolidated balance sheets of Duke Realty Corporation and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duke Realty Corporation and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S generally accepted accounting principles. Also, in our opinion, Duke Realty Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Indianapolis, Indiana
February 22, 2013

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31,
(In thousands, except per share amounts)

	2012	2011
ASSETS		
Real estate investments:		
Land and improvements	$ 1,284,081	$ 1,202,872
Buildings and tenant improvements	5,398,886	4,766,793
Construction in progress	234,918	44,259
Investments in and advances to unconsolidated companies	372,256	364,859
Undeveloped land	614,208	622,635
	7,904,349	7,001,418
Accumulated depreciation	(1,296,396)	(1,108,650)
Net real estate investments	6,607,953	5,892,768
Real estate investments and other assets held-for-sale	30,937	55,580
Cash and cash equivalents	33,889	213,809
Accounts receivable, net of allowance of $3,374 and $3,597	22,283	22,255
Straight-line rent receivable, net of allowance of $6,091 and $7,447	120,303	105,900
Receivables on construction contracts, including retentions	39,754	40,247
Deferred financing costs, net of accumulated amortization of $48,218 and $59,109	40,083	42,268
Deferred leasing and other costs, net of accumulated amortization of $372,047 and $292,334	497,827	460,881
Escrow deposits and other assets	167,072	170,729
	$ 7,560,101	$ 7,004,437
LIABILITIES AND EQUITY		
Indebtedness:		
Secured debt	$ 1,167,953	$ 1,173,233
Unsecured notes	2,993,217	2,616,063
Unsecured lines of credit	285,000	20,293
	4,446,170	3,809,589
Liabilities related to real estate investments held-for-sale	807	975
Construction payables and amounts due subcontractors, including retentions	84,679	55,775
Accrued real estate taxes	74,565	69,272
Accrued interest	59,215	58,904
Other accrued expenses	57,881	60,174
Other liabilities	167,935	131,735
Tenant security deposits and prepaid rents	42,731	38,355
Total liabilities	4,933,983	4,224,779
Shareholders' equity:		
Preferred shares ($.01 par value); 5,000 shares authorized; 2,503 and 3,176 shares issued and outstanding	625,638	793,910
Common shares ($.01 par value); 400,000 shares authorized; 279,423 and 252,927 shares issued and outstanding	2,794	2,529
Additional paid-in capital	3,953,497	3,594,588
Accumulated other comprehensive income	2,691	987
Distributions in excess of net income	(1,993,206)	(1,677,328)
Total shareholders' equity	2,591,414	2,714,686
Noncontrolling interests	34,704	64,972
Total equity	2,626,118	2,779,658
	$ 7,560,101	$ 7,004,437

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
For the Years Ended December 31,
(In thousands, except per share amounts)

	2012	2011	2010
Revenues:			
Rental and related revenue	$ 834,369	$ 742,883	$ 669,543
General contractor and service fee revenue	275,071	521,796	515,361
	1,109,440	1,264,679	1,184,904
Expenses:			
Rental expenses	153,135	144,617	134,866
Real estate taxes	113,643	102,277	88,606
General contractor and other services expenses	254,870	480,480	486,865
Depreciation and amortization	375,965	326,226	276,045
	897,613	1,053,600	986,382
Other operating activities:			
Equity in earnings of unconsolidated companies	4,674	4,565	7,980
Gain on sale of properties	344	68,549	39,662
Undeveloped land carrying costs	(8,829)	(8,934)	(9,203)
Impairment charges	—	(12,931)	(9,834)
Other operating expenses	(633)	(1,237)	(1,231)
General and administrative expenses	(46,424)	(43,107)	(41,329)
	(50,868)	6,905	(13,955)
Operating income	160,959	217,984	184,567
Other income (expenses):			
Interest and other income, net	514	658	534
Interest expense	(245,170)	(220,455)	(186,407)
Loss on debt transactions	—	—	(16,349)
Acquisition-related activity	(4,192)	(1,188)	55,820
Income (loss) from continuing operations before income taxes	(87,889)	(3,001)	38,165
Income tax benefit	103	194	1,126
Income (loss) from continuing operations	(87,786)	(2,807)	39,291
Discontinued operations:			
Loss before gain on sales	(1,549)	(1,766)	(7,083)
Gain on sale of depreciable properties	13,467	100,882	33,054
Income from discontinued operations	11,918	99,116	25,971
Net income (loss)	(75,868)	96,309	65,262
Dividends on preferred shares	(46,438)	(60,353)	(69,468)
Adjustments for redemption/repurchase of preferred shares	(5,730)	(3,796)	(10,438)
Net (income) loss attributable to noncontrolling interests	1,891	(744)	536
Net income (loss) attributable to common shareholders	$ (126,145)	$ 31,416	$ (14,108)
Basic net income (loss) per common share:			
Continuing operations attributable to common shareholders	$ (0.53)	$ (0.27)	$ (0.18)
Discontinued operations attributable to common shareholders	0.05	0.38	0.11
Total	$ (0.48)	$ 0.11	$ (0.07)
Diluted net income (loss) per common share:			
Continuing operations attributable to common shareholders	$ (0.53)	$ (0.27)	$ (0.18)
Discontinued operations attributable to common shareholders	0.05	0.38	0.11
Total	$ (0.48)	$ 0.11	$ (0.07)
Weighted average number of common shares outstanding	267,900	252,694	238,920
Weighted average number of common shares and potential dilutive securities	267,900	259,598	238,920
Comprehensive income (loss):			
Net income (loss)	$ (75,868)	$ 96,309	$ 65,262
Other comprehensive income:			
Derivative instrument activity	1,704	2,419	4,198
Other comprehensive income	1,704	2,419	4,198
Comprehensive income (loss)	$ (74,164)	$ 98,728	$ 69,460

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31,
(In thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ (75,868)	$ 96,309	$ 65,262
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation of buildings and tenant improvements	262,825	267,222	271,058
Amortization of deferred leasing and other costs	116,594	118,457	89,126
Amortization of deferred financing costs	13,321	14,530	13,897
Straight-line rent adjustment	(19,546)	(23,877)	(15,233)
Impairment charges	—	12,931	9,834
Loss on debt extinguishment	—	—	16,349
Gain on acquisitions	—	(1,057)	(57,715)
Earnings from land and depreciated property sales	(13,811)	(169,431)	(72,716)
Third-party construction contracts, net	(10,837)	(17,352)	(6,449)
Other accrued revenues and expenses, net	13,300	24,001	68,892
Operating distributions received in excess of equity in earnings from unconsolidated companies	13,179	15,804	8,851
Net cash provided by operating activities	299,157	337,537	391,156
Cash flows from investing activities:			
Development of real estate investments	(264,755)	(162,070)	(119,404)
Acquisition of real estate investments and related intangible assets, net of cash acquired	(665,527)	(544,816)	(488,539)
Acquisition of undeveloped land	(64,944)	(14,090)	(14,404)
Second generation tenant improvements, leasing costs and building improvements	(63,884)	(99,264)	(88,723)
Other deferred leasing costs	(27,772)	(26,311)	(38,905)
Other assets	4,504	747	(7,260)
Proceeds from land and depreciated property sales, net	138,118	1,572,093	499,520
Capital distributions from unconsolidated companies	5,157	59,252	22,119
Capital contributions and advances to unconsolidated companies	(28,513)	(34,606)	(53,194)
Net cash provided by (used for) investing activities	(967,616)	750,935	(288,790)
Cash flows from financing activities:			
Proceeds from issuance of common shares, net	315,295	—	298,004
Payments for redemption/repurchase of preferred shares	(168,272)	(110,726)	(118,787)
Proceeds from unsecured debt issuance	600,000	—	250,000
Payments on and repurchases of unsecured debt	(222,846)	(334,432)	(392,597)
Proceeds from secured debt financings	13,336	—	4,158
Payments on secured indebtedness including principal amortization	(117,287)	(29,025)	(207,060)
Borrowings (payments) on lines of credit, net	264,707	(172,753)	177,276
Distributions to common shareholders	(181,892)	(171,814)	(162,015)
Distributions to preferred shareholders	(46,438)	(60,353)	(69,468)
Contributions from (distributions to) noncontrolling interests, net	2,179	(5,292)	(5,741)
Buyout of noncontrolling interests	(6,208)	—	—
Book overdrafts	45,272	—	—
Deferred financing costs	(9,307)	(8,652)	(5,074)
Net cash provided by (used for) financing activities	488,539	(893,047)	(231,304)
Net increase (decrease) in cash and cash equivalents	(179,920)	195,425	(128,938)
Cash and cash equivalents at beginning of year	213,809	18,384	147,322
Cash and cash equivalents at end of year	$ 33,889	$ 213,809	$ 18,384
Non-cash investing and financing activities:			
Assumption of indebtedness and other liabilities in real estate acquisitions	$ 112,754	$ 177,082	$ 527,464
Contribution of properties to, net of debt assumed by, unconsolidated companies	$ —	$ 53,293	$ 41,609
Investments and advances related to acquisition of previously unconsolidated companies	$ —	$ 5,987	$ 184,140
Assumption of indebtedness by buyer in real estate dispositions	$ —	$ 24,914	$ —
Conversion of Limited Partner Units to common shares	$ 29,213	$ 3,130	$ (8,055)
Issuance of Limited Partner Units for acquisition	$ —	$ 28,357	$ —

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In thousands, except per share data)

	Common Shareholders						
	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Net Income	Non-Controlling Interests	Total
Balance at December 31, 2009	**$ 1,016,625**	**$ 2,240**	**$ 3,267,196**	**$ (5,630)**	**$ (1,355,086)**	**$ 42,515**	**$ 2,967,860**
Net income	–	–	–	–	65,798	(536)	65,262
Other comprehensive income	–	–	–	4,198	–	–	4,198
Issuance of common shares	–	265	297,801	–	–	–	298,066
Stock based compensation plan activity		3	13,056	–	(2,531)	–	10,528
Conversion of Limited Partner Units	–	14	(8,069)	–	–	8,055	–
Distributions to preferred shareholders	–	–	–	–	(69,468)	–	(69,468)
Repurchase of preferred shares	(112,085)	–	3,736	–	(10,438)	–	(118,787)
Distributions to common shareholders ($0.68 per share)	–	–	–	–	(162,015)	–	(162,015)
Distributions to noncontrolling interests	–	–	–	–	–	(5,741)	(5,741)
Balance at December 31, 2010	**$ 904,540**	**$ 2,522**	**$ 3,573,720**	**$ (1,432)**	**$ (1,533,740)**	**$ 44,293**	**$ 2,989,903**
Net income	–	–	–	–	95,565	744	96,309
Other comprehensive income	–	–	–	2,419	–	–	2,419
Issuance of Limited Partner Units for acquisition	–	–	–	–	–	28,357	28,357
Stock based compensation plan activity	–	4	14,041	–	(3,190)	–	10,855
Conversion of Limited Partner Units		3	3,127	–	–	(3,130)	–
Distributions to preferred shareholders	–	–	–	–	(60,353)	–	(60,353)
Redemption/repurchase of preferred shares	(110,630)	–	3,700	–	(3,796)	–	(110,726)
Distributions to common shareholders ($0.68 per share)	–	–	–	–	(171,814)	–	(171,814)
Distributions to noncontrolling interests	–	–	–	–	–	(5,292)	(5,292)
Balance at December 31, 2011	**$ 793,910**	**$ 2,529**	**$ 3,594,588**	**$ 987**	**$ (1,677,328)**	**$ 64,972**	**$ 2,779,658**
Net loss	–	–	–	–	(73,977)	(1,891)	(75,868)
Other comprehensive income	–	–	–	1,704	–	–	1,704
Issuance of common shares	–	227	314,596	–	–	–	314,823
Stock based compensation plan activity	–	13	9,395	–	(2,976)	–	6,432
Conversion of Limited Partner Units	–	25	29,188	–	–	(29,213)	–
Distributions to preferred shareholders	–	–	–	–	(46,438)	–	(46,438)
Redemption of preferred shares	(168,272)	–	5,730	–	(5,730)	–	(168,272)
Distributions to common shareholders ($0.68 per share)	–	–	–	–	(181,892)	–	(181,892)
Contributions from noncontrolling interests, net	–	–	–	–	–	2,179	2,179
Buyout of noncontrolling interests	–	–	–	–	(4,865)	(1,343)	(6,208)
Balance at December 31, 2012	**$ 625,638**	**$ 2,794**	**$ 3,953,497**	**$ 2,691**	**$ (1,993,206)**	**$ 34,704**	**$ 2,626,118**

See accompanying Notes to Consolidated Financial Statements.

(1) THE COMPANY

Substantially all of our Rental Operations (see Note 8) are conducted through Duke Realty Limited Partnership ("DRLP"). We owned approximately 98.4% of the common partnership interests of DRLP ("Units") at December 31, 2012. At the option of the holders, and subject to certain restrictions, the remaining Units are redeemable for shares of our common stock on a one-to-one basis and earn dividends at the same rate as shares of our common stock. If it is determined to be necessary in order to continue to qualify as a real estate investment trust ("REIT"), we may elect to purchase the Units for an equivalent amount of cash rather than issuing shares of common stock upon redemption. We conduct our Service Operations (see Note 8) through Duke Realty Services, LLC, Duke Realty Services Limited Partnership and Duke Construction Limited Partnership ("DCLP"), which are consolidated entities that are 100% owned by a combination of us and DRLP. DCLP is owned through a taxable REIT subsidiary that is 100% owned by DRLP. The terms "we," "us" and "our" refer to Duke Realty Corporation and subsidiaries (the "Company") and those entities owned or controlled by the Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries. The equity interests in these controlled subsidiaries not owned by us are reflected as noncontrolling interests in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Investments in entities that we do not control, and variable interest entities ("VIEs") in which we are not the primary beneficiary, are not consolidated and are reflected as investments in unconsolidated companies under the equity method of reporting.

RECLASSIFICATIONS

Certain amounts in the accompanying consolidated financial statements for 2011 and 2010 have been reclassified to conform to the 2012 consolidated financial statement presentation.

REAL ESTATE INVESTMENTS

Rental real property, including land, land improvements, buildings and tenant improvements, are included in real estate investments and are generally stated at cost. Wholly-owned properties that are accounted for as direct financing leases, and which are not material for separate presentation, are also included within real estate investments. Construction in process and undeveloped land are included in real estate investments and are stated at cost. Real estate investments also include our equity interests in unconsolidated joint ventures that own and operate rental properties and hold land for development.

Depreciation

Buildings and land improvements are depreciated on the straight-line method over their estimated lives not to exceed 40 and 15 years, respectively, for properties that we develop, and not to exceed 30 and 10 years, respectively, for acquired properties. Tenant improvement costs are depreciated using the straight-line method over the shorter of the useful life of the asset or term of the related lease.

Cost Capitalization

Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. In addition, all leasing commissions paid to third parties for new leases or lease renewals are capitalized. We capitalize a portion of our indirect costs associated with our construction, development and leasing efforts. In assessing the amount of direct and indirect costs to be capitalized, allocations are made based on estimates of the actual amount of time spent in each activity. We do not capitalize any costs attributable to downtime or to unsuccessful projects.

We capitalize direct and indirect project costs associated with the initial construction of a property up to the time the property is substantially complete and ready for its intended use. In addition, we capitalize costs, including real estate taxes, insurance, and utilities, that have been allocated to vacant space based on the square footage of the portion of the building not held available for immediate occupancy during the extended lease-up periods after construction of the building shell has been completed if costs are being incurred to ready the vacant space for its intended use. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized.

We cease capitalization of all project costs on extended lease-up periods when significant activities have ceased, which does not exceed the shorter of a one-year period after the completion of the building shell or when the property attains 90% occupancy.

Impairment

We evaluate our real estate assets, with the exception of those that are classified as held-for-sale, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, we compare the carrying amount of that real estate asset, or asset group, with the expected undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of that asset, or asset group. Our estimate of the expected future cash flows used in testing for impairment is based on, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, costs of tenant improvements, leasing commissions and other tenant concessions, assumptions regarding the residual value of our properties at the end of our anticipated holding period and the length of our anticipated holding period and is, therefore, subjective by nature. These assumptions could differ materially from actual results. If our strategy changes or if market conditions otherwise dictate a reduction in the holding period and an earlier sale date, an impairment loss could be recognized and such loss could be material. To the extent the carrying amount of a real estate asset, or asset group, exceeds the associated estimate of undiscounted cash flows, an impairment loss is recorded to reduce the carrying value of the asset to its fair value.

The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions. We primarily utilize the income approach to estimate the fair value of our income producing real estate assets. We utilize marketplace participant assumptions to estimate the fair value of a real estate asset when an impairment charge is required to be measured. The estimation of future cash flows, as well as the selection of the discount rate and exit capitalization rate used in applying the income approach, are highly subjective measures in estimating fair value.

Real estate assets classified as held-for-sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. Once a property is designated as held-for-sale, no further depreciation expense is recorded.

Purchase Accounting

We expense acquisition related costs immediately as period costs. We record assets acquired in step acquisitions at their full fair value and record a gain or loss, within acquisition-related activity in our consolidated Statements of Operations, for the difference between the fair value and the carrying value of our existing equity interest. Additionally, contingencies arising from a business combination are recorded at fair value if the acquisition date fair value can be determined during the measurement period.

We allocate the purchase price of acquired properties to tangible and identified intangible assets based on their respective fair values, using all pertinent information available at the date of acquisition. The allocation to tangible assets (buildings, tenant improvements and land) is based upon management's determination of the value of the property as if it were vacant. This "as-if vacant" value is estimated using an income, or discounted cash flow, approach that relies upon internally determined assumptions that we believe are consistent with current market conditions for similar properties. The most important assumptions in determining the allocation of the purchase price to tangible assets are the exit capitalization rate, discount rate, estimated market rents, and hypothetical expected lease-up periods. The purchase price of real estate assets is also allocated to intangible assets consisting of the above or below market component of in-place leases and the value of in-place leases.

The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be received pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be received using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in deferred leasing and other costs in the balance sheet and below market leases are included in other liabilities in the balance sheet; both are amortized to rental income over the remaining terms of the respective leases.

Factors considered in determining the value allocable to in-place leases include estimates, during hypothetical expected lease-up periods, of space that is actually leased at the time of acquisition, of lost rent at market rates, fixed operating costs that will be recovered from tenants, and theoretical leasing commissions required to execute similar leases. These intangible assets are included in deferred leasing and other costs in the balance sheet and are depreciated over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

JOINT VENTURES

We have equity interests in unconsolidated joint ventures that primarily own and operate rental properties or hold land for development. We consolidate those joint ventures that are considered to be VIEs where we are the primary beneficiary. We analyze our investments in joint ventures to determine if the joint venture is considered a VIE and would require consolidation. We (i) evaluate the sufficiency of the total equity investment at risk, (ii) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (iii) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination.

To the extent that we (i) are the sole entity that has the power to direct the activities of the VIE and (ii) have the obligation or rights to absorb the VIE's losses or receive its benefits, then we would be determined to be the primary beneficiary of the VIE and would consolidate it. At each reporting period, we re-assess our conclusions as to which, if any, party within the VIE is considered the primary beneficiary.

During the second quarter of 2012, we provided additional subordinated financial support to one of our unconsolidated joint ventures in the form of member loans. We determined this to be a reconsideration event and re-evaluated our previous conclusion that this joint venture was not a VIE. Upon such reconsideration, we determined that the fair value of the total equity investment at risk was not sufficient to meet the overall capital requirements of the joint venture, and we therefore concluded that this venture now meets the applicable criteria to be considered a VIE. However, for the reasons described below, we have determined there is no individual primary beneficiary for this joint venture.

During the third quarter of 2012, an unconsolidated venture that was previously determined to be a VIE sold its sole property, retired its outstanding debt and distributed substantially all of its remaining assets.

After the aforementioned reconsideration events, there are three unconsolidated joint ventures at December 31, 2012 that we have determined meet the criteria to be considered VIEs. These three unconsolidated joint ventures were formed with the sole purpose of developing, constructing, leasing, marketing and selling or operating properties. The business activities of these unconsolidated joint ventures have been financed through a combination of equity contributions, partner/member loans, and third-party debt that is guaranteed by a combination of us and the other partner/member of each entity. All significant decisions for these unconsolidated joint ventures, including those decisions that most significantly impact each venture's economic performance, require unanimous approval of each joint venture's partners or members. In certain cases, these decisions also require lender approval. Unanimous approval requirements for these unconsolidated joint ventures include entering into new leases, setting annual operating budgets, selling underlying properties, and incurring additional indebtedness. Because no single entity exercises control over the decisions that most significantly affect each joint venture's economic performance, we determined there to be no individual primary beneficiary and that the equity method of accounting is appropriate.

The following is a summary of the carrying value in our consolidated balance sheet, as well as our maximum loss exposure under guarantees for the three unconsolidated subsidiaries that we have determined to be VIEs as of December 31, 2012 and 2011, respectively (in millions):

	Carrying Value		Maximum Loss Exposure	
	December 31, 2012	December 31, 2011	**December 31, 2012**	December 31, 2011
Investment in Unconsolidated Companies	$ 54.7	$ 33.5	$ 54.7	$ 33.5
Guarantee Obligations (1)	$ (23.3)	$ (17.7)	$ (144.8)	$ (57.0)

(1) We are party to guarantees of the third-party debt of these joint ventures and our maximum loss exposure is equal to the maximum monetary obligation pursuant to the guarantee agreements. We have also recorded a liability for our probable future obligation under a guarantee to the lender of one of these ventures, which is included within the carrying value of our guarantee obligations. Pursuant to an agreement with the lender, we may make partner loans to this joint venture that will reduce our maximum guarantee obligation on a dollar-for-dollar basis. The carrying value of our recorded guarantee obligations is included in other liabilities in our Consolidated Balance Sheets.

To the extent that our joint ventures do not qualify as VIEs, they are consolidated if we control them through majority ownership interests or if we are the managing entity (general partner or managing member) and our partner does not have substantive participating rights. Control is further demonstrated by our ability to unilaterally make significant operating decisions, refinance debt and sell the assets of the joint venture without the consent of the non-managing entity and the inability of non-managing entity to remove us from our role as the managing entity. Consolidated joint ventures that are not VIEs are not significant in any period presented in these consolidated financial statements.

We use the equity method of accounting for those joint ventures where we exercise significant influence but do not have control. Under the equity method of accounting, our investment in each joint venture is included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

To the extent that we contribute assets to a joint venture, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. To the extent that our cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in our share of equity in net income of the joint venture. We recognize gains on the contribution or sale of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

CASH EQUIVALENTS

Investments with an original maturity of three months or less are classified as cash equivalents.

VALUATION OF RECEIVABLES

We reserve the entire receivable balance, including straight-line rent, of any tenant with an amount outstanding over 90 days. Additional reserves are recorded for more current amounts, as applicable, where we have determined collectability to be doubtful. Straight-line rent receivables for any tenant with long-term risk, regardless of the status of current rent receivables, are reviewed and reserved as necessary.

DEFERRED COSTS

Costs incurred in connection with obtaining financing are deferred and are amortized to interest expense over the term of the related loan. All direct and indirect costs, including estimated internal costs, associated with the leasing of real estate investments owned by us are capitalized and amortized over the term of the related lease. We include lease incentive costs, which are payments made on behalf of a tenant to sign a lease, in deferred leasing costs and amortize them on a straight-line basis over the respective lease terms as a reduction of rental revenues. We include as lease incentives amounts funded to construct tenant improvements owned by the tenant. Unamortized costs are charged to expense upon the early termination of the lease or upon early payment of the financing.

CONVERTIBLE DEBT ACCOUNTING

Our 3.75% Exchangeable Senior Notes ("Exchangeable Notes") were issued in November 2006 and had an exchange rate of 20.47 common shares per $1,000 principal amount of the notes, representing an exchange price of $48.85 per common share. We repaid the Exchangeable Notes at the first contractual redemption date in December 2011. We accounted for the debt and equity components of our Exchangeable Notes separately, with the value assigned to the debt component equal to the estimated fair value of debt with similar contractual cash flows, but without the conversion feature, resulting in the debt being recorded at a discount. The resulting debt discount was amortized over the period from its issuance through the date of repayment as additional non-cash interest expense.

Interest expense was recognized on the Exchangeable Notes at an effective rate of 5.62%. The increase to interest expense (in thousands) on the Exchangeable Notes, which led to a corresponding decrease to net income, for the years ended December 31, 2011 and 2010 is summarized as follows:

	2011	2010
Interest expense on Exchangeable Notes, excluding effect of accounting for convertible debt	$ 5,769	$ 7,136
Effect of accounting for convertible debt	2,090	2,474
Total interest expense on Exchangeable Notes	$ 7,859	$ 9,610

NONCONTROLLING INTERESTS

Noncontrolling interests relate to the minority ownership interests in DRLP and interests in consolidated property partnerships that are not wholly-owned. Noncontrolling interests are subsequently adjusted for additional contributions, distributions to noncontrolling holders and the noncontrolling holders' proportionate share of the net earnings or losses of each respective entity. We report noncontrolling interests as a component of total equity.

When a Unit is redeemed (Note 1), the change in ownership is treated as an equity transaction and there is no effect on our earnings or net assets.

REVENUE RECOGNITION

Rental and Related Revenue

The timing of revenue recognition under an operating lease is determined based upon ownership of the tenant improvements. If we are the owner of the tenant improvements, revenue recognition commences after the improvements are completed and the tenant takes possession or control of the space. If we determine that the tenant allowances or improvements we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Rental income from leases is recognized on a straight-line basis.

We record lease termination fees when a tenant has executed a definitive termination agreement with us and the payment of the termination fee is not subject to any material conditions that must be met or waived before the fee is due to us.

General Contractor and Service Fee Revenue

Management fees are based on a percentage of rental receipts of properties managed and are recognized as the rental receipts are collected. Maintenance fees are based upon established hourly rates and are recognized as the services are performed. Construction management and development fees represent fee-based third-party contracts and are recognized as earned based on the percentage of completion method.

We recognize income on construction contracts where we serve as a general contractor on the percentage of completion method. Using this method, profits are recorded based on our estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. The percentage of completion estimates are based on a comparison of the contract expenditures incurred to the estimated final costs. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Receivables on construction contracts were in a net under-billed position of $16.0 million and $10.6 million at December 31, 2012 and 2011, respectively.

PROPERTY SALES

Gains on sales of all properties are recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360-20. The specific timing of the sale of a building is measured against various criteria in FASB ASC 360-20 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance from the seller associated with the properties. We make judgments based on the specific terms of each transaction as to the amount of the total profit from the transaction that we recognize considering factors such as continuing ownership interest we may have with the buyer ("partial sales") and our level of future involvement with the property or the buyer that acquires the assets. If the full accrual sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the full accrual sales criteria are met. Estimated future costs to be incurred after completion of each sale are included in the determination of the gain on sales.

To the extent that a property has had operations prior to sale, and that we do not have continuing involvement with the property, gains from sales of depreciated property are included in discontinued operations and the proceeds from the sale of these held-for-rental properties are classified in the investing activities section of the Consolidated Statements of Cash Flows.

Rental properties that do not meet the criteria for presentation as discontinued operations are classified as gain on sale of properties in the Consolidated Statements of Operations.

NET INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common shareholders, less dividends on share-based awards expected to vest (referred to as "participating securities" and primarily composed of unvested restricted stock units), by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share is computed by dividing the sum of basic net income (loss) attributable to common shareholders and the noncontrolling interest in earnings allocable to Units not owned by us (to the extent the Units are dilutive), by the sum of the weighted average number of common shares outstanding and, to the extent they are dilutive, Units outstanding and any potential dilutive securities for the period.

The following table reconciles the components of basic and diluted net income (loss) per common share (in thousands):

	2012	2011	2010
Net income (loss) attributable to common shareholders	**$ (126,145)**	$ 31,416	$ (14,108)
Less: Dividends on participating securities	**(3,075)**	(3,243)	(2,513)
Basic net income (loss) attributable to common shareholders	**(129,220)**	28,173	(16,621)
Noncontrolling interest in earnings of common unitholders	**–**	859	–
Diluted net income (loss) attributable to common shareholders	**$ (129,220)**	$ 29,032	$ (16,621)
Weighted average number of common shares outstanding	**267,900**	252,694	238,920
Weighted average partnership Units outstanding	**–**	6,904	–
Other potential dilutive shares	**–**	–	–
Weighted average number of common shares and potential dilutive securities	**267,900**	259,598	238,920

The Units are anti-dilutive for the years ended December 31, 2012 and 2010, as a result of the net loss for these periods. In addition, substantially all potential shares related to our stock-based compensation plans are anti-dilutive for all years presented and potential shares related to our Exchangeable Notes, which were repaid in December 2011, were anti-dilutive for the years ended December 31, 2011 and 2010. The following table summarizes the data that is excluded from the computation of net income (loss) per common share as a result of being anti-dilutive (in thousands):

	2012	2011	2010
Noncontrolling interest in earnings of common unitholders	**$ (2,273)**	$ –	$ (351)
Weighted average partnership Units outstanding	**4,829**	–	5,950
Other potential dilutive shares:			
Anti-dilutive outstanding potential shares under fixed stock option and other stock-based compensation plans	**1,859**	1,677	1,779
Anti-dilutive potential shares under the Exchangeable Notes	**–**	3,140	3,890
Outstanding participating securities	**4,099**	4,780	4,331

FEDERAL INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income to our shareholders. Management intends to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a tax deduction for the dividends we pay to shareholders. Accordingly, we generally will not be subject to federal income taxes as long as we currently distribute to shareholders an amount equal to or in excess of our taxable income. We are also generally subject to federal income taxes on any taxable income that is not currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes and may not be able to qualify as a REIT for four subsequent taxable years.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes we pay. In addition, our financial statements include the operations of taxable corporate subsidiaries that are not entitled to a dividends paid deduction and are subject to federal, state and local income taxes. As a REIT, we may also be subject to certain federal excise taxes if we engage in certain types of transactions.

The following table reconciles our net income (loss) to taxable income (loss) before the dividends paid deduction, and subject to the 90% distribution requirement, for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Net income (loss)	**$ (75,868)**	$ 96,309	$ 65,262
Book/tax differences	**148,456**	(12,885)	74,065
Taxable income before the dividends paid deduction	**72,588**	83,424	139,327
Less: capital gains	**—**	—	(62,403)
Adjusted taxable income subject to the 90% distribution requirement	**$ 72,588**	$ 83,424	$ 76,924

Our dividends paid deduction is summarized below (in thousands):

	2012	2011	2010
Total Cash dividends paid	**$ 228,330**	$ 232,203	$ 231,446
Less: Return of capital	**(152,677)**	(144,208)	(86,630)
Dividends paid deduction	**75,653**	87,995	144,816
Less: Capital gain distributions	**—**	—	(62,403)
Dividends paid deduction attributable to adjusted taxable income subject to the 90% distribution requirement	**$ 75,653**	$ 87,995	$ 82,413

A summary of the tax characterization of the dividends paid for the years ended December 31, 2012, 2011 and 2010 follows:

	2012	2011	2010
Common Shares			
Ordinary income	**14.1%**	3.3%	24.9%
Return of capital	**85.9%**	96.7%	56.3%
Capital gains	**—%**	—%	18.8%
	100.0%	100.0%	100.0%
Preferred Shares			
Ordinary income	**100.0%**	100.0%	57.0%
Capital gains	**—%**	—%	43.0%
	100.0%	100.0%	100.0%

Refinements to our operating strategy in 2009 caused us to reduce our projections of taxable income in our taxable REIT subsidiary. As the result of these changes in our projections, we determined that it was more likely than not that the taxable REIT subsidiary would not generate sufficient taxable income to realize any of its deferred tax assets. Accordingly, a full valuation allowance was established for our deferred tax assets in 2009, which we have continued to maintain through December 31, 2012 as we still believe the taxable REIT subsidiary will not generate sufficient taxable income to realize any of its deferred tax assets. Income taxes are not material to our operating results or financial position.

We paid state and local income taxes of $580,000 and $340,000 in 2012 and 2011, respectively. We received income tax refunds, net of federal and state income tax payments, of $19.7 million in 2010. The taxable REIT subsidiary has no significant net deferred income tax or unrecognized tax benefit items.

FAIR VALUE MEASUREMENTS

We follow the framework established under accounting standard FASB ASC 820 for measuring fair value of non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis but only in certain circumstances, such as a business combination.

Assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

> Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities to which we have access.
>
> Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.
>
> Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

USE OF ESTIMATES

The preparation of the financial statements requires management to make a number of estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The most significant estimates, as discussed within our Summary of Significant Accounting Policies, pertain to the critical assumptions utilized in testing real estate assets for impairment, estimating the fair value of real estate assets when an impairment event has taken place and allocating the purchase price of acquired properties to tangible and intangible assets based on their respective fair values. Actual results could differ from those estimates.

(3) SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Acquisitions and dispositions during the years ended December 31, 2012, 2011 and 2010 were completed in accordance with our strategy to reposition our investment concentration among product types and further diversify our geographic presence. With the exception of certain properties that have been sold or classified as held for sale, the results of operations for all acquired properties have been included in continuing operations within our consolidated financial statements since their respective dates of acquisition.

2012 ACQUISITIONS

We acquired 37 operating properties during the year ended December 31, 2012. These acquisitions consisted of three industrial properties near Chicago, Illinois, two industrial properties in Columbus, Ohio, one industrial property in Southern California, two industrial properties in Northern California, one industrial property in Atlanta, Georgia, one industrial property in Houston, Texas and 27 medical office properties in various markets. The following table summarizes our allocation of the fair value of amounts recognized for each major class of asset and liability (in thousands) for these acquisitions:

Real estate assets	$	668,149
Lease-related intangible assets		111,509
Other assets		5,714
Total acquired assets		**785,372**
Secured debt		100,826
Other liabilities		11,928
Total assumed liabilities		**112,754**
Fair value of acquired net assets	**$**	**672,618**

The leases in the acquired properties had a weighted average remaining life at acquisition of approximately 8.8 years.

2010 and 2011 ACQUISITIONS OF PREMIER PORTFOLIO

We purchased twelve industrial and four office buildings, as well as other real estate assets, during the year ended December 31, 2011. These purchases completed our acquisition of a portfolio of buildings in South Florida (the "Premier Portfolio"), which was placed under contract in 2010, and resulted in cash payments to the sellers of $27.4 million, the assumption of secured loans with a face value of $124.4 million and the issuance to the sellers of 2.1 million Units with a fair value at issuance of $28.4 million (Note 11). These Units were converted to shares of our common stock in early 2012, after a mandatory one-year holding period.

On December 30, 2010, we purchased 38 industrial buildings, one office building and other real estate assets within the Premier Portfolio.

The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities related to the 55 properties and other real estate assets from the Premier Portfolio that have been purchased through December 31, 2011 (in thousands):

		Acquired During Year Ended December 31, 2011		Acquired During Year Ended December 31, 2010		Total
Real estate assets	$	153,656	$	249,960	$	403,616
Lease-related intangible assets		25,445		31,091		56,536
Other assets		2,571		1,801		4,372
Total acquired assets		**181,672**		**282,852**		**464,524**
Secured debt		125,003		158,238		283,241
Other liabilities		4,284		4,075		8,359
Total assumed liabilities		**129,287**		**162,313**		**291,600**
Fair value of acquired net assets	**$**	**52,385**	**$**	**120,539**	**$**	**172,924**

The leases in the acquired properties had a weighted average remaining life at acquisition of approximately 3.5 years.

OTHER 2011 ACQUISITIONS

In addition to our acquisition of the remaining properties in the Premier portfolio, we also acquired 43 properties during the year ended December 31, 2011. These acquisitions consisted of twelve bulk industrial properties in Chicago, Illinois, six bulk industrial properties in Raleigh, North Carolina, three bulk industrial properties in Dallas, Texas, three bulk industrial properties in Minneapolis, Minnesota, two bulk industrial properties in Southern California, one bulk industrial property in Phoenix, Arizona, one bulk industrial property in Savannah, Georgia, one bulk industrial property in Indianapolis, Indiana, one office property in Raleigh, North Carolina, one office property in Indianapolis, Indiana, one office property in Atlanta, Georgia and eleven medical office properties in various markets. The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities (in thousands) for these acquisitions:

Real estate assets	$	503,556
Lease-related intangible assets		70,994
Other assets		879
Total acquired assets		**575,429**
Secured debt		40,072
Other liabilities		8,300
Total assumed liabilities		**48,372**
Fair value of acquired net assets	**$**	**527,057**

The leases in the acquired properties had a weighted average remaining life at acquisition of approximately 6.7 years.

2010 ACQUISITION OF REMAINING INTEREST IN DUGAN REALTY, L.L.C.

On July 1, 2010, we acquired our joint venture partner's 50% interest in Dugan Realty, L.L.C. ("Dugan"), a real estate joint venture that we had previously accounted for using the equity method, for a payment of $166.7 million. Dugan held $28.1 million of cash at the time of acquisition, which resulted in a net cash outlay of $138.6 million. As the result of this transaction we obtained all of Dugan's membership interests.

At the date of acquisition, Dugan owned 106 industrial buildings totaling 20.8 million square feet and 63 net acres of undeveloped land located in Midwest and Southeast markets. Dugan had a secured loan with a face value of $195.4 million due in October 2010 and a secured loan with a face value of $87.6 million due in October 2012, which were both repaid at their scheduled maturity dates (see Note 7).

The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities (in thousands):

Real estate assets	$	502,418
Lease-related intangible assets		107,155
Other assets		28,658
Total acquired assets		**638,231**
Secured debt		285,376
Other liabilities		20,243
Total assumed liabilities		**305,619**
Fair value of acquired net assets (represents 100% interest)	**$**	**332,612**

We previously managed and performed other ancillary services for Dugan's properties and, as a result, Dugan had no employees of its own and no separately recognizable brand identity. As such, we determined that the consideration paid to the seller, plus the fair value of the incremental share of the assumed liabilities, represented the fair value of the additional interest in Dugan that we acquired, and that no goodwill or other non-real estate related intangible assets were required to be recognized through the transaction. Accordingly, we also determined that the fair value of the acquired ownership interest in Dugan equaled the fair value of our existing ownership interest.

In conjunction with acquiring our partner's ownership interest in Dugan, we derecognized a $50.0 million liability related to a put option held by our partners. The put liability was originally recognized in October 2000, in connection with a sale of industrial properties and undeveloped land to Dugan, at which point our joint venture partner was given an option to put up to $50.0 million of its interest in Dugan to us in exchange for our common stock or cash (at our option). Our gain on acquisition, considering the derecognition of the put liability, was calculated as follows (in thousands):

Fair value of existing interest (represents 50% interest)	**$**	**166,306**
Less:		
Carrying value of investment in Dugan		158,591
Put option liability derecognized		(50,000)
		108,591
Gain on acquisition	**$**	**57,715**

OTHER 2010 ACQUISITIONS

In addition to the 39 Premier Portfolio properties acquired in 2010 as discussed above, and the acquisition of our partner's ownership interest in Dugan, we also acquired 13 additional properties during the year ended December 31, 2010. These acquisitions consisted of three bulk industrial properties in Houston, Texas, two bulk industrial and two office properties in South Florida, two bulk industrial properties in Chicago, Illinois, one bulk industrial property in Phoenix, Arizona, one bulk industrial property in Nashville, Tennessee, one bulk industrial property in Columbus, Ohio, and one medical office property in Charlotte, North Carolina.

The following table summarizes our allocation of the fair value of amounts recognized for each major class of assets and liabilities (in thousands):

Real estate assets	$	254,014
Lease-related intangible assets		71,844
Other assets		3,652
Total acquired assets		**329,510**
Secured and unsecured debt		63,458
Other liabilities		5,645
Total assumed liabilities		**69,103**
Fair value of acquired net assets	**$**	**260,407**

FAIR VALUE MEASUREMENTS

The fair value estimates used in allocating the aggregate purchase price of each acquisition among the individual components of real estate assets and liabilities were determined primarily through calculating the "as-if vacant" value of each building, using the income approach, and relied significantly upon internally determined assumptions. We have determined these estimates to have been primarily based upon Level 3 inputs, which are unobservable inputs based on our own assumptions. The range of most significant assumptions utilized in making the lease-up and future disposition estimates used in calculating the "as-if vacant" value of each building acquired during 2012 and 2011 are as follows:

	2012		2011	
	Low	**High**	**Low**	**High**
Discount rate	7.13%	10.78%	6.40%	11.10%
Exit capitalization rate	5.75%	8.88%	4.80%	10.00%
Lease-up period (months)	6	36	9	36
Net rental rate per square foot - Industrial	$ 2.75	$ 7.62	$ 2.75	$ 6.70
Net rental rate per square foot - Office	$ —	$ —	$ 8.61	$ 16.00
Net rental rate per square foot -Medical Office	$ 13.20	$ 26.14	$ 13.75	$ 27.62

ACQUISITION-RELATED ACTIVITY

The acquisition-related activity in our consolidated Statements of Operations includes transaction costs for completed acquisitions, which are expensed as incurred, as well as gains or losses related to acquisitions where we had a pre-existing ownership interest. Acquisition-related activity for the years ended December 31, 2012, 2011 and 2010 includes transaction costs of $4.2 million, $2.3 million and $1.9 million, respectively.

DISPOSITIONS

We disposed of income-producing real estate assets and undeveloped land and received net proceeds of $138.1 million, $1.57 billion and $499.5 million in 2012, 2011 and 2010, respectively.

Included in the building dispositions in 2011 is the sale of substantially all of our wholly-owned suburban office real estate properties in Atlanta, Chicago, Columbus, Dallas, Minneapolis, Orlando and Tampa, consisting of 79 buildings that had an aggregate of

9.8 million square feet to affiliates of Blackstone Real Estate Partners. The sales price was approximately $1.06 billion which, after settlement of certain working capital items and the payment of applicable transaction costs, was received in a combination of approximately $1.02 billion in cash and the assumption by the buyer of mortgage debt with a face value of approximately $24.9 million.

Also included in the building dispositions in 2011 is the sale of 13 suburban office buildings, totaling over 2.0 million square feet, to an existing 20%-owned unconsolidated joint venture. These buildings were sold to the unconsolidated joint venture for an agreed value of $342.8 million, of which our 80% share of proceeds totaled $273.7 million. Included in the building dispositions in 2010 is the sale of seven suburban office buildings, totaling over 1.0 million square feet, to the same 20%-owned joint venture. These buildings were sold to the unconsolidated joint venture for an agreed value of $173.9 million, of which our 80% share of proceeds totaled $139.1 million.

All other dispositions were not individually material.

(4) RELATED PARTY TRANSACTIONS

We provide property management, asset management, leasing, construction and other tenant related services to unconsolidated companies in which we have equity interests. We recorded the corresponding fees based on contractual terms that approximate market rates for these types of services and we have eliminated our ownership percentage of these fees in the consolidated financial statements. The following table summarizes the fees earned from these companies, prior to elimination, for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

	2012	2011	2010
Management fees	**$ 11,018**	$ 10,090	$ 7,620
Leasing fees	**3,411**	4,417	2,700
Construction and development fees	**4,739**	6,711	10,257

(5) INVESTMENTS IN UNCONSOLIDATED COMPANIES

As of December 31, 2012, we had equity interests in 20 unconsolidated joint ventures that primarily own and operate rental properties and hold land for development.

Combined summarized financial information for the unconsolidated companies as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, are as follows (in thousands):

	2012	2011	2010
Rental revenue	**$ 291,534**	$ 272,937	$ 228,378
Net income	**$ 3,125**	$ 10,709	$ 19,202
Land, buildings and tenant improvements, net	**$ 1,991,823**	$ 2,051,412	
Construction in progress	**61,663**	12,208	
Undeveloped land	**175,143**	177,742	
Other assets	**289,173**	309,409	
	$ 2,517,802	$ 2,550,771	
Indebtedness	**$ 1,314,502**	$ 1,317,554	
Other liabilities	**70,519**	71,241	
	1,385,021	1,388,795	
Owners' equity	**1,132,781**	1,161,976	
	$ 2,517,802	$ 2,550,771	

Dugan (Note 3) generated $42.5 million in revenues and $6.4 million of net income in the six months of 2010 prior to its July 1 consolidation.

Our share of the scheduled principal payments of long term debt for the unconsolidated joint ventures for each of the next five years and thereafter as of December 31, 2012 are as follows (in thousands):

Year		Future Repayments
2013	$	119,387
2014		51,757
2015		69,834
2016		14,948
2017		101,922
Thereafter		54,562
	$	412,410

(6) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The following table illustrates the number of properties in discontinued operations:

	Held For Sale at December 31, 2012	Sold in 2012	Sold in 2011	Sold in 2010	Total
Office	0	10	93	11	114
Industrial	0	17	7	6	30
Medical Office	2	0	0	0	2
Retail	0	1	1	2	4
	2	28	101	19	150

We allocate interest expense to discontinued operations and have included such interest expense in computing income from discontinued operations. Interest expense allocable to discontinued operations includes interest on any secured debt for properties included in discontinued operations and an allocable share of our consolidated unsecured interest expense for unencumbered properties. The allocation of unsecured interest expense to discontinued operations was based upon the gross book value of the unencumbered real estate assets included in discontinued operations as it related to the total gross book value of our unencumbered real estate assets.

The following table illustrates the operations of the buildings reflected in discontinued operations for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

	2012	2011	2010
Revenues	**$ 8,284**	$ 194,166	$ 248,024
Operating expenses	**(3,286)**	(89,123)	(107,412)
Depreciation and amortization	**(3,454)**	(59,453)	(84,139)
Operating income	**1,544**	45,590	56,473
Interest expense	**(3,093)**	(47,356)	(63,556)
Loss before gain on sales	**(1,549)**	(1,766)	(7,083)
Gain on sale of depreciable properties	**13,467**	100,882	33,054
Income from discontinued operations	**$ 11,918**	$ 99,116	$ 25,971

Dividends on preferred shares and adjustments for the redemption or repurchase of preferred shares are allocated entirely to continuing operations.

ALLOCATION OF NON CONTROLLING INTERESTS

The following table illustrates the income (loss) attributable to common shareholders from continuing operations and discontinued operations, reduced by the allocation of income or loss between continuing and discontinued operations to the Units for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

	2012	2011	2010
Loss from continuing operations attributable to common shareholders	**$ (137,852)**	$ (65,064)	$ (39,448)
Income from discontinued operations attributable to common shareholders	**11,707**	96,480	25,340
Net income (loss) attributable to common shareholders	**$ (126,145)**	$ 31,416	$ (14,108)

PROPERTIES HELD FOR SALE

At December 31, 2012, we classified two in-service properties as held-for-sale, while at December 31, 2011, we classified 13 in-service properties as held-for-sale. The following table illustrates aggregate balance sheet information of these held-for-sale properties (in thousands):

	December 31, 2012	December 31, 2011
Real estate investment, net	$ 24,994	$ 49,735
Other assets	5,943	5,845
Total assets held-for-sale	$ 30,937	$ 55,580
Accrued expenses	$ 94	$ 254
Other liabilities	713	721
Total liabilities held-for-sale	$ 807	$ 975

(7) INDEBTEDNESS

Indebtedness at December 31, 2012 and 2011 consists of the following (in thousands):

	Maturity Date	Weighted Average Interest Rate 2012	Weighted Average Interest Rate 2011	2012	2011
Fixed rate secured debt	2013 to 2027	6.19%	6.25%	$ 1,149,541	$ 1,167,188
Variable rate secured debt	2014 to 2025	2.01%	0.21%	18,412	6,045
Fixed rate unsecured debt	2013 to 2028	6.17%	6.56%	2,993,217	2,616,063
Unsecured lines of credit	2015	1.47%	1.14%	285,000	20,293
				$ 4,446,170	$ 3,809,589

SECURED DEBT

As of December 31, 2012, our secured debt was collateralized by rental properties with a carrying value of $2.0 billion and by letters of credit in the amount of $5.3 million.

The fair value of our fixed rate secured debt as of December 31, 2012 was $1.3 billion. Because our fixed rate secured debt is not actively traded in any marketplace, we utilized a discounted cash flow methodology to determine its fair value. Accordingly, we calculated fair value by applying an estimate of the current market rate to discount the debt's remaining contractual cash flows. Our estimate of a current market rate, which is the most significant input in the discounted cash flow calculation, is intended to replicate debt of similar maturity and loan-to-value relationship. The estimated rates ranged from 3.20% to 4.70%, depending on the attributes of the specific loans. The current market rates we utilized were internally estimated; therefore, we have concluded that our determination of fair value for our fixed rate secured debt was primarily based upon Level 3 inputs.

We assumed nine secured loans in conjunction with our acquisition activity in 2012. These assumed loans had a total face value of $96.1 million and fair value of $100.8 million. These assumed loans carry a weighted average stated interest rate of 5.56% and a weighted average remaining term at acquisition of 2.4 years. We used an estimated market rate of 3.50% in determining the fair value of these loans.

In June 2012, a newly formed consolidated subsidiary borrowed $13.3 million on a secured note bearing interest at a variable rate of LIBOR plus 2.50% (equal to 2.71% for outstanding borrowings as of December 31, 2012) and maturing June 29, 2017.

During the year ended December 31, 2012, we repaid five secured loans at their maturity dates totaling $102.1 million. These loans had a weighted average stated interest rate of 6.08%.

We assumed 13 secured loans in conjunction with our acquisition activity in 2011. These acquired secured loans had a total face value of $162.4 million and fair value of $165.1 million. The assumed loans carry a weighted average stated interest rate of 5.75% and a weighted remaining term upon acquisition of 5.5 years. We used estimated market rates ranging between 3.50% and 5.81% in determining the fair value of the loans.

UNSECURED NOTES

We took the following actions during 2012 and 2011 as it pertains to our unsecured indebtedness:

- In October 2012, we repaid $50.0 million of medium term notes, which had an effective interest rate of 5.45%, at their scheduled maturity date.
- In September 2012, we issued $300.0 million of unsecured notes that bear interest at 3.875%, have an effective rate of 3.925%, and mature on October 15, 2022.
- In August 2012, we repaid $150.0 million of senior unsecured notes, which had an effective interest rate of 6.01%, at their scheduled maturity date.
- In July 2012, one of our consolidated subsidiaries repaid $21.0 million of variable rate unsecured debt, which bore interest at a rate of LIBOR plus 0.85%, at its scheduled maturity date.
- In June 2012, we issued $300.0 million of senior unsecured notes that bear interest at 4.375%, have an effective rate of 4.466% and mature on June 15, 2022.
- In December 2011, we repaid $167.6 million of our 3.75% Exchangeable Notes at their scheduled maturity date. Due to accounting requirements, which required us to record interest expense on this debt at a similar rate as could have been obtained for non-convertible debt, this debt had an effective interest rate of 5.62%.
- In August 2011, we repaid $122.5 million of senior unsecured notes, which had an effective interest rate of 5.69%, at their scheduled maturity date.
- In March 2011, we repaid $42.5 million of senior unsecured notes, which had an effective interest rate of 6.96%, at their scheduled maturity date.

At December 31, 2012, all of our unsecured notes bear interest at fixed rates. We utilized broker estimates in estimating the fair value of our fixed rate unsecured debt. Our unsecured notes are thinly traded and, in certain cases, the broker estimates were not based upon comparable transactions. The broker estimates took into account any recent trades within the same series of our fixed rate unsecured debt, comparisons to recent trades of other series of our fixed rate unsecured debt, trades of fixed rate unsecured debt from companies with profiles similar to ours, as well as overall economic conditions. We reviewed these broker estimates for reasonableness and accuracy, considering whether the estimates were based upon market participant assumptions within the principal and most advantageous market and whether any other observable inputs would be more accurate indicators of fair value than the broker estimates. We concluded that the broker estimates were representative of fair value. We have determined that our estimation of the fair value of our fixed rate unsecured debt was primarily based upon Level 3 inputs, as defined. The estimated trading values of our fixed rate unsecured debt, depending on the maturity and coupon rates, ranged from 101.00% to 129.00% of face value.

The indentures (and related supplemental indentures) governing our outstanding series of notes also require us to comply with financial ratios and other covenants regarding our operations. We were in compliance with all such covenants as of December 31, 2012.

UNSECURED LINE OF OF CREDIT

Our unsecured line of credit as of December 31, 2012 is described as follows (in thousands):

Description	Maximum Capacity		Maturity Date	Outstanding Balance at December 31, 2012	
Unsecured Line of Credit – DRLP	$	850,000	December 2015	$	285,000

The DRLP unsecured line of credit has an interest rate on borrowings of LIBOR plus 1.25% (equal to 1.47% for borrowings as of December 31, 2012) and a maturity date of December 2015. Subject to certain conditions, the terms also include an option to increase the facility by up to an additional $400.0 million, for a total of up to $1.25 billion.

This line of credit provides us with an option to obtain borrowings from financial institutions that participate in the line at rates that may be lower than the stated interest rate, subject to certain restrictions.

This line of credit contains financial covenants that require us to meet certain financial ratios and defined levels of performance, including those related to total fixed charge coverage, unsecured interest expense coverage and debt-to-asset value (with asset value being defined in the DRLP unsecured line of credit agreement). As of December 31, 2012, we were in compliance with all covenants under this line of credit.

To the extent that there are outstanding borrowings, we utilize a discounted cash flow methodology in order to estimate the fair value of our unsecured line of credit. The net present value of the difference between future contractual interest payments and future interest payments based on our estimate of a current market rate represents the difference between the book value and the fair value. Our estimate of a current market rate is based upon the rate, considering current market conditions and our specific credit profile, at which we estimate we could obtain similar borrowings. The current market rate of 1.61% that we utilized was internally estimated, therefore, we have concluded that our determination of fair value for our unsecured line of credit was primarily based upon Level 3 inputs.

Through July 2012, a consolidated subsidiary had an unsecured line of credit that allowed for borrowings up to $30.0 million and bore interest at a rate of LIBOR plus 0.85%. This unsecured line of credit was used to fund development activities within the consolidated subsidiary and the outstanding balance of $20.3 million was repaid at its maturity in July 2012.

CHANGE IN FAIR VALUE

As all of our fair value debt disclosures relied primarily on Level 3 inputs, the following table summarizes the book value and changes in the fair value of our debt for the year ended December 31, 2012 (in thousands):

	Book Value at December 31, 2011	Book Value at December 31, 2012	Fair Value at December 31, 2011	Issuances and Assumptions	Payoffs	Adjustments to Fair Value	Fair Value at December 31, 2012
Fixed rate secured debt	$ 1,167,188	$ 1,149,541	$ 1,256,331	$ 100,826	$ (116,319)	$ 10,639	$ 1,251,477
Variable rate secured debt	6,045	18,412	6,045	13,336	(968)	(27)	18,386
Unsecured notes	2,616,063	2,993,217	2,834,610	600,000	(222,846)	124,622	3,336,386
Unsecured lines of credit	20,293	285,000	20,244	285,000	(20,293)	681	285,632
Total	$ 3,809,589	$ 4,446,170	$ 4,117,230	$ 999,162	$ (360,426)	$ 135,915	$ 4,891,881

SCHEDULED MATURITIES AND INTEREST PAID

At December 31, 2012, the scheduled amortization and maturities of all indebtedness, excluding fair value and other accounting adjustments, for the next five years and thereafter were as follows (in thousands):

Year	Amount
2013	$ 547,732
2014	331,563
2015	679,945
2016	544,840
2017	566,611
Thereafter	1,768,944
	$ 4,439,635

The amount of interest paid in 2012, 2011 and 2010 was $246.1 million, $261.2 million and $246.5 million, respectively. The amount of interest capitalized in 2012, 2011 and 2010 was $9.4 million, $4.3 million and $11.5 million, respectively.

(8) SEGMENT REPORTING

We have four reportable operating segments at December 31, 2012, the first three of which consist of the ownership and rental of (i) industrial, (ii) office and (iii) medical office real estate investments. The operations of our industrial, office and medical office properties, along with our retail properties, are collectively referred to as "Rental Operations." Our retail properties, as well as any other properties not included in our reportable segments, do not by themselves meet the quantitative thresholds for separate presentation as a reportable segment. The fourth reportable segment consists of various real estate services such as property management, asset management, maintenance, leasing, development, general contracting and construction management to third-party property owners and joint ventures, and is collectively referred to as "Service Operations." Our reportable segments offer different products or services and are managed separately because each segment requires different operating strategies and management expertise.

During 2012, one of the quantitative thresholds was triggered, which required our medical office property operating segment to be presented as a separate reportable segment. As such, our medical office properties are presented as a separate reportable segment for the years ended December 31, 2012, 2011 and 2010.

Other revenue consists of other operating revenues not identified with one of our operating segments. Interest expense and other non-property specific revenues and expenses are not allocated to individual segments in determining our performance measure.

We assess and measure our overall operating results primarily based upon Funds From Operations ("FFO"), which is an industry performance measure that management believes is a useful indicator of consolidated operating performance. FFO is used by industry analysts and investors as a supplemental operating performance measure of a REIT. The National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a non-GAAP supplemental measure of REIT operating performance. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP, gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures. The most comparable GAAP measure is net income (loss) attributable to common shareholders. FFO attributable to common shareholders should not be considered as a substitute for net income (loss) attributable to common shareholders or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of NAREIT.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Management believes that the use of FFO attributable to common shareholders, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that the use of FFO as a performance measure enables investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assist them in comparing these operating results between periods or between different companies.

We do not allocate certain income and expenses ("Non-Segment Items," as shown in the table below) to our operating segments. Thus, the operational performance measure presented here on a segment-level basis represents net earnings, excluding depreciation expense and the Non-Segment Items not allocated, and is not meant to present FFO as defined by NAREIT.

The following table shows (i) the revenues for each of the reportable segments and (ii) a reconciliation of FFO attributable to common shareholders to net income (loss) attributable to common shareholders for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Revenues			
Rental Operations:			
Industrial	$ 438,525	$ 379,030	$ 280,538
Office	267,982	272,807	313,712
Medical Office	98,647	57,673	44,287
Non-reportable Rental Operations	21,794	21,829	19,912
General contractor and service fee revenue ("Service Operations")	275,071	521,796	515,361
Total Segment Revenues	1,102,019	1,253,135	1,173,810
Other Revenue	7,421	11,544	11,094
Consolidated Revenue from continuing operations	1,109,440	1,264,679	1,184,904
Discontinued Operations	8,284	194,166	248,024
Consolidated Revenue	$ 1,117,724	$ 1,458,845	$ 1,432,928
Reconciliation of Funds From Operations			
Net earnings excluding depreciation and Non-Segment Items			
Industrial	$ 327,175	$ 278,315	$ 210,202
Office	155,456	160,530	185,914
Medical Office	65,932	35,450	28,177
Non-reportable Rental Operations	15,300	15,563	13,646
Service Operations	20,201	41,316	28,496
	584,064	531,174	466,435
Non-Segment Items:			
Interest expense	(245,170)	(220,455)	(186,407)
Impairment charges on non-depreciable properties	–	(12,931)	(9,834)
Interest and other income	514	658	534
Other operating expenses	(633)	(1,237)	(1,231)
General and administrative expenses	(46,424)	(43,107)	(41,329)
Undeveloped land carrying costs	(8,829)	(8,934)	(9,203)
Loss on debt transactions	–	–	(16,349)
Acquisition-related activity	(4,192)	(1,188)	55,820
Income tax benefit	103	194	1,126
Other non-segment income	3,728	6,131	8,132
Net (income) loss attributable to noncontrolling interests	1,891	(744)	536
Joint venture items	37,469	38,161	40,346
Dividends on preferred shares	(46,438)	(60,353)	(69,468)
Adjustments for redemption/repurchase of preferred shares	(5,730)	(3,796)	(10,438)
Discontinued operations	1,905	57,687	77,056
Noncontrolling interest share of FFO adjustments	(7,054)	(6,644)	(7,771)
FFO attributable to common shareholders	265,204	274,616	297,955
Depreciation and amortization on continuing operations	(375,965)	(326,226)	(276,045)
Depreciation and amortization on discontinued operations	(3,454)	(59,453)	(84,139)
Company's share of joint venture adjustments	(34,702)	(33,687)	(34,674)
Earnings from depreciated property sales on continuing operations	344	68,549	39,662
Earnings from depreciated property sales on discontinued operations	13,467	100,882	33,054
Earnings from depreciated property sales - share of joint venture	1,907	91	2,308
Noncontrolling interest share of FFO adjustments	7,054	6,644	7,771
Net income (loss) attributable to common shareholders	$ (126,145)	$ 31,416	$ (14,108)

The assets for each of the reportable segments as of December 31, 2012 and 2011 are as follows (in thousands):

	December 31, 2012	December 31, 2011
Assets		
Rental Operations:		
Industrial	$ 3,836,721	$ 3,586,250
Office	1,683,314	1,742,196
Medical Office	1,202,929	580,177
Non-reportable Rental Operations	175,197	209,056
Service Operations	162,219	167,382
Total Segment Assets	7,060,380	6,285,061
Non-Segment Assets	499,721	719,376
Consolidated Assets	$ 7,560,101	$ 7,004,437

Tenant improvements and leasing costs to re-let rental space that had been previously under lease to tenants are referred to as second generation expenditures. Building improvements that are not specific to any tenant but serve to improve integral components of our real estate properties are also second generation expenditures. In addition to revenues and FFO, we also review our second generation capital expenditures in measuring the performance of our individual Rental Operations segments. We review these expenditures to determine the costs associated with re-leasing vacant space and maintaining the condition of our properties. Our second generation capital expenditures by segment are summarized as follows for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Second Generation Capital Expenditures			
Industrial	$ 33,095	$ 34,872	$ 23,271
Office	30,092	63,933	65,203
Medical Office	641	410	183
Non-reportable Rental Operations segments	56	49	66
Total	$ 63,884	$ 99,264	$ 88,723

(9) LEASING ACTIVITY

Future minimum rents due to us under non-cancelable operating leases at December 31, 2012 are as follows (in thousands):

Year		Amount
2013	$	667,886
2014		628,433
2015		564,516
2016		499,342
2017		426,569
Thereafter		1,630,698
	$	4,417,444

In addition to minimum rents, certain leases require reimbursements of specified operating expenses that amounted to $174.2 million, $190.8 million and $190.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(10) EMPLOYEE BENEFIT PLANS

We maintain a 401(k) plan for full-time employees. We had historically made matching contributions up to an amount equal to three percent of the employee's salary and may also make annual discretionary contributions. We temporarily suspended the Company's matching program beginning in July 2009; however, it was reinstated in January 2011 with matching contributions up to an amount equal to two percent of the employee's salary. Also, a discretionary contribution was declared at the end of 2012, 2011 and 2010. The total expense recognized for this plan was $2.2 million, $2.5 million and $1.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We make contributions to a contributory health and welfare plan as necessary to fund claims not covered by employee contributions. The total expense we recognized related to this plan was $7.5 million, $9.5 million and $10.4 million for 2012, 2011 and 2010, respectively. These expense amounts include estimates based upon the historical experience of claims incurred but not reported as of year-end.

(11) SHAREHOLDERS' EQUITY

We periodically use the public equity markets to fund the development and acquisition of additional rental properties or to pay down debt. The proceeds of these offerings are contributed to DRLP in exchange for an additional interest in DRLP.

Throughout 2012, we issued 22.7 million shares of common stock pursuant to our at the market equity program, generating gross proceeds of approximately $322.2 million and, after considering commissions and other costs, net proceeds of approximately $315.3 million. We paid $6.4 million in commissions related to the sale of these common shares. The proceeds from these offerings were used for acquisitions, general corporate purposes and redemption of preferred shares and fixed rate secured debt.

In March 2012, we redeemed all of the outstanding shares of our 6.950% Series M Cumulative Redeemable Preferred Shares at a liquidation amount of $168.3 million. Offering costs of $5.7 million were included as a reduction to net loss attributable to common shareholders in conjunction with the redemption of these shares.

In July 2011, we redeemed all of the outstanding shares of our 7.250% Series N Cumulative Redeemable Preferred Shares at a liquidation amount of $108.6 million. Offering costs of $3.6 million were included as a reduction to net income attributable to common shareholders in conjunction with the redemption of these shares.

In February 2011, we repurchased 80,000 shares of our 8.375% Series O Cumulative Redeemable Preferred Shares ("Series O Shares"). The Series O Shares that we repurchased had a total redemption value of $2.0 million and were repurchased for $2.1 million. An adjustment of approximately $163,000, which included a ratable portion of original issuance costs, was included as a reduction to net income attributable to common shareholders.

In conjunction with the acquisition of the Premier Portfolio (Note 3), we issued 2.1 million Units with a fair value at issuance of $28.4 million, which were included in noncontrolling interests until early 2012 when the Units were converted after a mandatory one-year holding period.

In June 2010, we issued 26.5 million shares of common stock for net proceeds of approximately $298.1 million. The proceeds from this offering were used for acquisitions, general corporate purposes and repurchases of preferred shares and fixed rate unsecured debt.

Throughout 2010, pursuant to the share repurchase plan approved by our board of directors, we repurchased 4.5 million shares of our Series O Shares. The preferred shares that were repurchased had a total face value of approximately $112.1 million, and were repurchased for $118.8 million. An adjustment of approximately $10.4 million, which included a ratable portion of issuance costs, increased the net loss attributable to common shareholders. All shares repurchased were retired prior to December 31, 2010.

The following series of preferred shares were outstanding as of December 31, 2012 (in thousands, except percentage data):

Description	Shares Outstanding	Dividend Rate	Optional Redemption Date	Liquidation Preference
Series J Preferred	396	6.625%	August 29, 2008	$ 99,058
Series K Preferred	598	6.500%	February 13, 2009	$ 149,550
Series L Preferred	796	6.600%	November 30, 2009	$ 199,075
Series O Preferred	712	8.375%	February 22, 2013	$ 177,955

All series of preferred shares require cumulative distributions and have no stated maturity date (although we may redeem all such preferred shares on or following their optional redemption dates at our option, in whole or in part).

(12) STOCK BASED COMPENSATION

We are authorized to issue up to 10.5 million shares of our common stock under our stock based employee and non-employee compensation plans.

FIXED STOCK OPTION PLANS

On June 7, 2010, we completed a one-time stock option exchange program, which was approved by our shareholders at our annual meeting, to allow the majority of our employees to surrender for cancellation their outstanding stock options in exchange for a lesser number of restricted stock units ("RSUs") based on both the fair value of the options and the RSUs at the time of the exchange. As a result of the program, 4.4 million options were surrendered and cancelled and 1.2 million RSUs were granted.

The total compensation cost for the new RSUs, which is equal to the unamortized compensation expense associated with the related eligible unvested options surrendered, will be recognized over the applicable vesting period of the new RSUs. As the fair value of the RSUs granted was less than the fair value of the eligible options surrendered in exchange for the RSUs, each measured on June 7, 2010, there was no incremental expense recognized through the exchange program. The most significant assumption used in estimating the fair value of the surrendered options was the assumption for expected volatility, which was 70%. The volatility assumption was made based on both historical experience and our best estimate of future volatility. The assumption for dividend yield was 5% while the assumptions for expected term and risk-free rate varied based upon the remaining contractual lives of the surrendered options.

Compensation expense recognized for fixed stock option plans was insignificant during the years ended December 31, 2012, 2011 and 2010.

RESTRICTED STOCK UNITS

Under our 2005 Long-Term Incentive Plan and our 2005 Non-Employee Directors Compensation Plan (collectively, the "Compensation Plans") approved by our shareholders in April 2005, RSUs may be granted to non-employee directors, executive officers and selected management employees. A RSU is economically equivalent to a share of our common stock.

RSUs granted to employees generally vest 20% per year over five years, have contractual lives of five years and are payable in shares of our common stock with a new share of such common stock issued upon each RSU's vesting. RSUs granted to existing non-employee directors vest 100% over one year, and have contractual lives of one year. RSUs granted on June 7, 2010 in exchange for stock options will vest, depending on the original terms of the surrendered options, over either two or three years.

To the extent that a recipient of a RSU grant is not determined to be retirement eligible, as defined by the Compensation Plans, we recognize expense on a straight-line basis over their vesting periods. Expense is recognized immediately at the date of grant to the extent a recipient is retirement eligible and expense is accelerated to the extent that a participant will become retirement eligible prior to the end of the contractual life of granted RSUs.

The following table summarizes transactions for our RSUs, excluding dividend equivalents, for 2012:

Restricted Stock Units	Number of RSUs	Weighted Average Grant Date Fair Value
RSUs at December 31, 2011	3,503,400	$ 11.59
Granted	877,009	$ 13.81
Vested	(1,647,900)	$ 11.69
Forfeited	(51,744)	$ 11.84
RSUs at December 31, 2012	2,680,765	$ 12.26

Compensation cost recognized for RSUs totaled $11.5 million, $11.2 million and $9.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was $14.1 million of total unrecognized compensation expense related to nonvested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 2.8 years.

(13) FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. In an effort to manage interest rate risk, we may enter into interest rate hedging arrangements from time to time. We do not utilize derivative financial instruments for trading or speculative purposes.

The effectiveness of our hedges is evaluated throughout their lives using the hypothetical derivative method under which the change in fair value of the actual swap designated as the hedging instrument is compared to the change in fair value of a hypothetical swap. We had no material interest rate derivatives, when considering the fair value of the hedging instruments, in any period presented.

(14) COMMITMENTS AND CONTINGENCIES

We have guaranteed the repayment of $83.8 million of economic development bonds issued by various municipalities in connection with certain commercial developments. We will be required to make payments under our guarantees to the extent that incremental taxes from specified developments are not sufficient to pay the bond debt service. Management does not believe that it is probable that we will be required to make any significant payments in satisfaction of these guarantees.

We also have guaranteed the repayment of secured and unsecured loans of five of our unconsolidated subsidiaries. At December 31, 2012, the maximum guarantee exposure for these loans was approximately $247.1 million. Included in our total guarantee exposure is a joint and several guarantee of the loan agreement of the 3630 Peachtree joint venture, which had a carrying amount of $17.3 million on the balance sheet at December 31, 2012.

We lease certain land positions with terms extending to October 2105, with a total obligation of $206.5 million. No payments on these ground leases, which are classified as operating leases, are material in any individual year.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect our consolidated financial statements or results of operations.

We own certain parcels of land that are subject to special property tax assessments levied by quasi municipal entities. To the extent that such special assessments are fixed and determinable, the discounted value of the full assessment is recorded as a liability. We have $12.5 million of such special assessment liabilities, which are included within other liabilities on our consolidated balance sheet as of December 31, 2012.

(15) SUBSEQUENT EVENTS

DECLARATION OF DIVIDENDS

Our board of directors declared the following dividends at its regularly scheduled board meeting held on January 30, 2013:

Class		Quarterly Amount/Share	Record Date	Payment Date
Common	$	0.170000	February 13, 2013	February 28, 2013
Preferred (per depositary share):				
Series J	$	0.414063	February 13, 2013	February 28, 2013
Series K	$	0.406250	February 13, 2013	February 28, 2013
Series L	$	0.412500	February 13, 2013	February 28, 2013

COMMON STOCK ISSUANCE

In January 2013, we completed a public offering of 41.4 million common shares, at an issue price of $14.25 per share, resulting in gross proceeds of $590.0 million and, after underwriting fees and estimated offering costs, net proceeds of approximately $571.9 million. A portion of the net proceeds from this offering were used to repay all of the outstanding borrowings under our existing revolving credit facility, which had an outstanding balance of $285.0 million as of December 31, 2012, and the remaining proceeds will be used to redeem all of our outstanding Series O Shares, which are redeemable as of February 22, 2013, and for general corporate purposes.

PREFERRED SERIES O REDEMPTION NOTICE

In January 2013, we called for redemption all 711,820 of our outstanding Series O Shares. The redemption date is February 22, 2013 and the cash redemption price for the Series O Shares is $178.0 million, or $250.00 per share.

SELECTED QUARTERLY FINANCIAL INFORMATION
(Unaudited)

Selected quarterly information for the years ended December 31, 2012 and 2011 is as follows (in thousands, except per share amounts):

	Quarter Ended			
2012	**December 31**	**September 30**	**June 30**	**March 31**
Rental and related revenue	$ 220,988	$ 207,942	$ 203,930	$ 201,509
General contractor and service fee revenue	$ 48,564	$ 93,932	$ 63,607	$ 68,968
Net loss attributable to common shareholders	$ (33,043)	$ (28,230)	$ (28,482)	$ (36,390)
Basic loss per common share	$ (0.12)	$ (0.11)	$ (0.11)	$ (0.14)
Diluted loss per common share	$ (0.12)	$ (0.11)	$ (0.11)	$ (0.14)
Weighted average common shares	276,081	270,289	266,748	258,365
Weighted average common shares and potential dilutive securities	276,081	270,289	266,748	258,365
2011	**December 31**	**September 30**	**June 30**	**March 31**
Rental and related revenue	$ 190,891	$ 183,689	$ 178,977	$ 189,326
General contractor and service fee revenue	$ 112,178	$ 127,708	$ 135,363	$ 146,547
Net income (loss) attributable to common shareholders	$ 44,965	$ (32,076)	$ (29,042)	$ 47,569
Basic income (loss) per common share	$ 0.17	$ (0.13)	$ (0.12)	$ 0.19
Diluted income (loss) per common share	$ 0.17	$ (0.13)	$ (0.12)	$ 0.19
Weighted average common shares	252,922	252,802	252,640	252,406
Weighted average common shares and potential dilutive securities	259,872	252,802	252,640	258,837

SUPPLEMENTAL PERFORMANCE MEASURES

Core Funds from Operations ("Core FFO"): Core FFO is computed as FFO adjusted for certain items that are generally non-cash in nature and that materially distort the comparative measurement of company performance over time. The adjustments include impairment charges, tax expenses or benefit related to (i) changes in deferred tax asset valuation allowances, (ii) changes in tax exposure accruals that were established as the result of the previous adoption of new accounting principles, or (iii) taxable income (loss) related to other items excluded from FFO or Core FFO (collectively referred to as "other income tax items"), gains (losses) on debt transactions, adjustments on the repurchase of preferred stock, gains (losses) on and related costs of acquisitions, and severance charges related to overhead restructuring activities. Although our calculation of Core FFO differs from NAREIT's definition of FFO and may not be comparable to that of other REITs and real estate companies, we believe it provides a meaningful supplemental measure of our operating performance.

Adjusted Funds from Operations ("AFFO"): AFFO is defined by the company as Core FFO (as defined above), less recurring building improvements and second generation capital expenditures (the leasing of vacant space that had previously been under lease by the company is referred to as second generation lease activity), and adjusted for certain non-cash items including straight line rental income, non-cash components of interest expense and stock compensation expense, and after similar adjustments for unconsolidated partnerships and joint ventures.

Same Property Performance: We include same-property net operating income (NOI) information as a property-level supplemental measure of performance.

Same-property NOI represents the year-over-year percentage change in property level net operating income for all properties that have been owned and in service for at least 24 months and that did not have any gross lease termination fee in excess of $250,000 during the most recent 24 month period. Net operating income is equal to property-level FFO, straight-line rent, concession amortization and market lease amortization.

We do not believe same-property NOI growth to be a primary measure of overall company operating performance; rather we utilize same-property NOI growth as a supplemental measure to evaluate property-level performance. Same property information includes unconsolidated properties.

A description of the properties that are excluded from our same-property measure is included on page 21 of our December 31, 2012 supplemental information.

RECONCILIATION OF FFO, CORE FFO & AFFO

Twelve Months Ended December 31 (Unaudited)

	2012 Amount	2012 Wtd. Avg. Shares	2012 Per Share	2011 Amount	2011 Wtd. Avg. Shares	2011 Per Share	2010 Amount	2010 Wtd. Avg. Shares	2010 Per Share
Funds From Operations, as defined by NAREIT- Basic	265,204	267,900	$ 0.99	274,616	252,694	$ 1.09	297,955	238,920	$ 1.25
Noncontrolling interest in income (loss) of unitholders	(2,273)	4,829		859	6,904		(351)	5,950	
Noncontrolling interest share of adjustments	7,054			6,644			7,771		
Other potentially dilutive securities		3,276			3,588			2,934	
Funds From Operations-Diluted	$ 269,985	276,005	$ 0.98	$ 282,119	263,186	$ 1.07	$ 305,375	247,804	$ 1.23
Loss on debt transactions	-			-			16,349		
Adjustments for redemption/ repurchase of preferred shares	5,730			3,796			10,438		
Impairment charges - non-depreciable properties	-			12,931			9,834		
Acquisition-related activity	4,192			1,188			(55,820)		
Other income tax items	(103)			(194)			(1,126)		
Overhead restructuring charges	2,664			3,407			-		
Core Funds From Operations - Diluted	$ 282,468	276,005	$ 1.02	$ 303,247	263,186	$ 1.15	$ 285,050	247,804	$ 1.15
Adjusted Funds From Operations									
Core Funds From Operations - Diluted	$ 282,468	276,005	$ 1.02	$ 303,247	263,186	$ 1.15	$ 285,050	247,804	$ 1.15
Adjustments:									
Straight-line rental income	(24,759)			(28,622)			(18,320)		
Amortization of above/below market rents and concessions	8,867			12,731			12,122		
Stock based compensation expense	12,940			12,596			11,335		
Noncash interest expense	9,337			11,261			12,686		
Second generation concessions	(1,113)			(3,010)			(4,214)		
Second generation tenant improvements	(28,258)			(54,409)			(58,346)		
Second generation leasing commissions	(25,027)			(36,746)			(37,841)		
Building improvements	(6,842)			(11,443)			(13,469)		
Adjusted Funds From Operations - Diluted	$ 227,613	276,005	$ 0.82	$ 205,605	263,186	$ 0.78	$ 189,003	247,804	$ 0.76
Dividends Declared Per Common Share			$ 0.680			$ 0.680			$ 0.680
Payout Ratio of Adjusted Funds From Operations - Diluted			82.9%			87.2%			89.5%

RELATIVE PERFORMANCE OF DUKE REALTY TOTAL RETURN


Index = 100
140
130
120
110
100
90
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
DRE
RMS
Comparables
S&P 500
S&P 400

CUMULATIVE TOTAL RETURN


200
150
100
50
0
'07
'08
'09
'10
'11
'12
100.0
100.0
100.0
63.0
62.3
46.5
79.7
79.7
55.7
102.0
91.7
60.3
110.4
93.6
61.6
130.4
108.6
74.4
DRE
NAREIT Equity Index
S&P 500

HOW TO REACH US

Corporate Headquarters

600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
317.808.6000

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449 or 718.921.8124
www.amstock.com

Investor Relations

Duke Realty Corporation
Attn: Investor Relations
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
317.808.6060 or 800.875.3366
317.808.6794 (fax)
IR@dukerealty.com
www.dukerealty.com

GENERAL INFORMATION

Duke Realty Corporation's Direct Stock Purchase and Dividend Reinvestment Plan provides shareholders with an opportunity to conveniently acquire the Company's common stock. Shareholders may have all or part of their cash dividends automatically reinvested, and may make optional cash payments toward the purchase of additional shares of common stock. Information regarding the Plan may be obtained from our transfer agent, American Stock Transfer & Trust Company, at www.amstock.com or by calling 800.937.5449.

ELECTRONIC DEPOSIT OF DIVIDENDS

Registered holders of Duke Realty Corporation's common stock may have their quarterly dividends deposited to their checking or savings account free of charge. Call the Investor Relations department at 317.808.6060 to sign up for this service.

MARKET PRICE AND DIVIDENDS

New York Stock Exchange: DRE

The following table sets forth the high, low and closing sales prices of the Company's common stock for the periods indicated and the dividend paid per share during such period.

2012

Quarter Ended	High	Low	Close	Dividend
December 31	$ 15.93	$ 12.71	$ 13.87	$ 0.170
September 30	16.00	13.85	14.70	0.170
June 30	15.31	13.06	14.64	0.170
March 31	14.85	11.85	14.34	0.170

2011

Quarter Ended	High	Low	Close	Dividend
December 31	$ 12.77	$ 9.29	$ 12.05	$ 0.170
September 30	14.83	9.83	10.50	0.170
June 30	15.63	13.15	14.01	0.170
March 31	14.34	12.45	14.01	0.170

On January 30, 2013, the Company declared a quarterly cash dividend of $0.17 per share, payable on February 28, 2013 to common shareholders of record on February 13, 2013.

HOLDERS OF COMMON STOCK

As of February 22, 2013, there were 7,640 record holders of the Company's common stock.



Long-tenured associates in our Indianapolis headquarters commemorated Duke Realty's 40th year in business.

DukeREALTY
40 YEARS OF RELIABILITY

Duke Realty Corporation

600 East 96th Street, Suite 100 | Indianapolis, IN 46240 | 317.808.6000 | dukerealty.com

Mission

Our mission is to build, own, lease and manage industrial, office and healthcare properties with a focus on exceptional customer satisfaction while maximizing shareholder value.

Vision

To continually set the standard for excellence in reliability.



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